AAS
P.E.
4-30-04

JOHN WILEY & SONS, INC., 2004 ANNUAL REPORT

TEACHING

INFORMING

ENLIGHTENING

ENABLING

WILEY

LISTENING

RESPONDING

A provider of books, journals, and online content and services, Wiley is a global enterprise dedicated to teaching, informing, enlightening, and engaging.

Wiley's customers — professionals, students, teachers, scientists, researchers, and consumers — have many interests and identities. By listening to them and learning more about their needs and goals, we are able to leverage our content and capabilities to respond with solutions of lasting value — an approach that drives growth.



PROFESSOR

SCHOLAR

CREATES OWN CURRICULUM

ASSIGNS COURSEWORK ONLINE



NEUROLOGIST

MEDICAL SOCIETY MEMBER

REQUIRES LATEST RESEARCH

PUBLISHES CLINICAL STUDIES



RECENT GRADUATE

JOB SEEKER

BUYS BOOKS ONLINE

NEEDS TO UPGRADE SKILLS

INNOVATIVE SOLUTIONS

CUSTOM PUBLISHING

We publish *Stock Trader's Almanac* annually for financial institutions to distribute to their clients. It includes 16 pages of institution-specific content, making this must-have resource even more valuable to the companies that buy it and their clients who receive it. In Higher Education, *Wiley Business Extra Select* enables professors to customize their textbooks by combining chapters from Wiley titles and with other materials.


STOCK
TRADER'S
ALMANAC
2 0 0 4

VITAL LINKS IN THE VALUE CHAIN

Our distributors — including online booksellers, brick-and-mortar bookstores, and major retail chains — are important partners. *We customize products for them, and supply the product and* marketing information they need in the manner they need it. In turn, they provide us with a wealth of information about market demographics and retail buyer preferences — information that helps us fine-tune our product development programs to ensure we are meeting the book-buying public's demands.

FLEXIBILITY

We reach across Wiley to adapt content to the needs of different customers. Weygandt/*Hospitality Financial Accounting*, is an adaptation of our top-selling textbook, *Financial Accounting*. The Canadian edition of Strahler/*Physical Geography* contains examples and information targeted to the interests and needs of students in that nation. *Management: An Asia Pacific Perspective* is a recent adaptation of Schermerhorn/*Management* for the Australian and Asian markets.



BOOKS, MADE TO ORDER

Many of Wiley's older titles still appeal to readers, but not in sufficient quantity to warrant another printing. We use print-on-demand technology to manufacture books one at a time in response to individual orders. More than 1,000 Wiley backlist titles are now available in this manner, and we continue to add about 150 titles each month. Our goal is to ensure that no Wiley title is ever "out-of-print."


INTUITIVE
TRADER
ROBERT KOPPEL


The
Atmosphere
and Ocean

ACHIEVING BETTER OUTCOMES

Teachers need tools that help them prepare, present, and assess. Students need tools that help them study, practice, and achieve. Developed with their input, *eGrade Plus* integrates a complete e-textbook with other resources on a single Web-based platform. It helps instructors organize lectures and assign homework, and provides students with online tutorials and practice problems linked to the text. The cost is included in the price of a new book, or students can purchase it for a semester or full year.


Guide to
Freshwater
Fish
Ken Schultz

MORE CHOICES, LOWER COSTS

Technology enables us to provide a greater variety of learning materials, often at lower costs, to meet the needs of teachers and students. We add value for our customers with a range of resources, from briefer, less expensive *Core Concepts* paperbacks to deluxe four-color textbooks for one, two, and even three semester courses, as well as Web sites and study, homework, and tutoring tools. We offer many of our titles digitally, as well as in print, according to the needs of our customers.


Management

GIVE AND TAKE

Frommers.com stands out among travel Web sites. It provides free tips and information, a Web magazine, book promotions, and online reservations through partners who pay Wiley a fee for each booking. The Web site gets us closer to consumers, reinforces *Frommer's* brand leadership, and generates revenue from licensing, advertising, and travel bookings. Frommers.com had a record number of visitors last year and was recognized by *PC Magazine* as one of the "2004 Top 100 Classic Sites."

HOLISTIC SELLING

Wiley colleagues from Higher Education, STM, and Professional/Trade collaborate regularly to provide support to our customers. For example, we provide content from Higher Education and Professional/Trade to the University of Phoenix through a single customer service representative, supplying most of the materials digitally.

Frommer's®

DISCOVERABILITY

"Discoverability" refers to the ways in which we are making it easier for scientists, professionals, researchers, librarians, and students to easily locate our content. Anyone can use the new *CrossRef Search* service to conduct a free, full-text search of the STM journals of Wiley and eight other leading publishers. A pilot program will run through calendar 2004, during which the participating publishers will solicit market feedback.


the
mother
of all
parenting
books
ANN DOUGLAS

TRANSLATING BRAND

To successfully launch *For Dummies* books in China, we held a national contest to select a new name. The result was 阿呆, *Ah Dai*, an idiomatic phrase that captures the playful irreverence of the brand and its message in a culturally appropriate manner. In less than a year, we have successfully published 20 business and lifestyle titles and are developing China-specific subjects in collaboration with our local *For Dummies* publishing partner.


有效沟通

EXTENDING THE REACH OF SOCIETIES

Wiley has a proven track record collaborating with scientific, professional, and medical societies. We provide broad access to the content in their journals through *Wiley InterScience*, including individual article supply features such as *ArticleSelect* and *Pay-Per-View*. Wiley has formed several publishing partnerships with prestigious societies in the past few years, most recently with the Society of Plastic Engineers and the American Institute of Chemical Engineers.


AIChE
JOURNAL


Polymer
Engineering
& Science

SPEEDING THE DISSEMINATION OF RESEARCH

Scientists and scholars, who are our authors as well as our customers, place a high priority on the rapid dissemination of their research. Online peer review of journal article submissions takes two to three weeks versus two to three months under the traditional method of handling printed drafts. As a result of our online content management system, we are receiving more article submissions and providing greater value to our authors and customers.

manuscriptXpress

DATABASES REBORN

By migrating our databases from print to online, we are turning valuable, but static, references into must-have tools for the scientific discovery process. The recent launch of an online version of *Organic Reactions* is giving new life to this 63-volume classic. In response to customer demand, most of our STM content — databases, journals, reference works, and new front-list books — is now available online through *Wiley InterScience*.


InterScience

SOLVING PROBLEMS

We are extending our brands by tailoring our products more precisely to our customers' needs. *CliffsStudySolver* guides contain practical examples and problem-solving tools that help students learn. *For-Dummies-All-In-One* titles combine several existing, related titles, enabling customers to buy multi-faceted technology solutions for slightly more than the cost of a single title. Extending our brands to new products and new subject areas meets customer needs and fortifies the brands.


Office 2003
DUMMIES


ONLINE JOB
SEARCH
GUIDE


Spanish I

PULL, NOT PUSH

Our pharmaceutical industry team in the U.K. is taking partnering with customers to a new level. Instead of trying to "push" a finished product on a customer, we "pull" by finding out what they need and offering solutions, often by repurposing existing content. Our colleagues collaborate as a team to meet a customer's needs.

THINKING GLOBALLY, ACTING LOCALLY

When our *Wiley InterScience* representative from Bangalore visited General Electric Company's technology center in India, he expected to negotiate a license for GE's local operations. Instead, the discussion led to the signing of a global corporate license. Wiley is ready to meet customers' needs wherever and whenever they prefer.

WILEY InterScience®
DISCOVER SOMETHING GREAT

FINANCIAL HIGHLIGHTS

FOR THE FISCAL YEARS ENDED APRIL 30	2004	2003	% Change
REVENUE	$ 922,962,000	$ 853,971,000	8%
OPERATING INCOME			
Excluding Unusual Items[a]	*$ 129,379,000*	*$ 122,726,000*	*5%*
As Reported	$ 129,379,000	$ 120,261,000	8%
NET INCOME			
Excluding Unusual Items[a,b,c]	*$ 85,821,000*	*$ 76,729,000*	*12%*
As Reported	$ 88,840,000	$ 87,275,000	2%
EARNINGS PER SHARE			
Excluding Unusual Items[a,b,c]	*$ 1.36*	*$ 1.22*	*12%*
As Reported	$ 1.41	$ 1.38	2%
RETURN ON EQUITY			
Excluding Unusual Items[a,b,c]	*22%*	*24%*	—
As Reported	23%	27%	—
DIVIDENDS PER SHARE			
Class A Common	$ 0.26	$ 0.20	30%
Class B Common	$ 0.26	$ 0.20	30%

a) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. The amounts reported above exclude an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share, in fiscal year 2003.

b) The amounts reported above for fiscal year 2003 exclude a nonrecurring tax benefit of $12.0 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax deductible net asset basis of certain European subsidiaries.

c) The amounts reported above for fiscal year 2004 exclude a net tax benefit of $3.0 million or $0.05 per diluted share related to the resolution of certain state and federal tax matters and an adjustment to accrued foreign taxes.

See Note on page 13 regarding the use of non-GAAP financial measures.

REVENUE ($ Millions)


$1000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$923
94 95 96 97 98 99 00 01 02 03 04

Wiley's revenue has grown at a compound annual rate of 12% since 1994, as a result of strong organic growth and successful acquisitions.

OPERATING INCOME ($ Millions)


$140
$120
$100
$80
$60
$40
$20
$0
$129
94 95 96 97 98(c) 99 00 01 02(a) 03(a) 04

Operating Income has increased at a compound annual rate of 21%, excluding unusual items, since 1994, reflecting the combined effects of revenue growth and margin improvement.

EARNINGS PER DILUTED SHARE


$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0
$1.36
94 95 96 97 98(c) 99 00 01 02(a) 03(a)(b) 04(d)

Earnings per diluted share has increased at a compound annual rate of 22%, excluding unusual items, since 1994.

STOCK PRICE (NYSE: JWa; 4/30 closing prices)


$35
$30
$25
$20
$15
$10
$5
$30.30
94 95 96 97 98 99 00 01 02 03 04

Wiley's stock price has appreciated at a 19% compound annual rate since 1994.

a) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of 2003. These amounts exclude an unusual charge for costs associated with the relocation of the Company's headquarters to Hoboken, N.J., of approximately $2.5 million pretax or $0.02 per diluted share, in fiscal year 2003, and $12.3 million pretax or $0.12 per diluted share in fiscal year 2002

b) The amounts reported above for fiscal year 2003 exclude a nonrecurring tax benefit of $12.0 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax deductible net asset basis of certain European subsidiaries.

c) Fiscal year 1998 excludes a gain from the sale of the U.S. law publishing program of $21.3 million, or $12.2 million after tax equal to $0.19 per diluted share.

d) The amounts reported above for fiscal year 2004 exclude a net tax benefit of $3.0 million or $0.05 per diluted share related to the resolution of certain state and federal tax matters and an adjustment to accrued foreign taxes.

Note: Management believes that the non-GAAP financial measures of operating income and earnings per share, which exclude the above unusual items, represent a more meaningful comparison of the Company's year-over-year results. The excluded items are unusual to the Company, and except for the net tax benefits in fiscal year 2004, are unlikely to recur in the future. Reference should be made to Management's Discussion and Analysis in this annual report for additional information on these items.

TO OUR SHAREHOLDERS

Wiley had another solid year in fiscal year 2004, achieving record results. Earnings per diluted share and net income rose 12%, excluding certain tax benefits and relocation charges. Including the tax benefits and relocation charges, earnings per diluted share were $1.41 in fiscal year 2004 versus $1.38 in fiscal year 2003.

We increased our revenue by 8% over the prior year, or 5% excluding foreign currency effects. Cash flow after investing activities of $120 million increased significantly from the prior year, reflecting the combined effect of a 25% increase in cash provided by operating activities and a decrease, as expected, in capital expenditures.

We ended the year on a strong note as our momentum accelerated during the second half in the United States and abroad. Fourth quarter revenue advanced 14% over the prior year, including foreign currency effects, or 11% excluding those effects. Fourth quarter earnings per diluted share were $0.16, up 20% from the fourth quarter of fiscal year 2003.

The past year was challenging in the markets in which we compete, which makes our achievements especially gratifying. We anticipated these conditions, managed our expenses and investments carefully, and gained market share.

Our 2004 results sustain the Company's longer-term performance record, one of the best in the industry. During the past decade, we have increased our revenue at a compound annual rate of 12% and our earnings per diluted share at a compound annual rate of 22%, excluding unusual items. The Company's stock price has appreciated at a compound annual rate of 19% since 1994. In June 2004, we increased the dividend rate on both the Class A and Class B shares for the 11th consecutive year. The new quarterly rate is $.075 per Class A and Class B share, representing a 15% increase over the previous rate of $.065 per share.

This decade-long record of success reflects the resiliency of our business, the strength of our highly regarded global brands, and the professionalism and commitment of our colleagues.

THREE CORE BUSINESSES

Wiley is a leading global company competing in three attractive businesses: Professional/Trade; Scientific, Technical, and Medical (STM); and Higher Education. Each of our businesses posted higher revenue and operating results in fiscal year 2004. We did well not only in North America, but also in Europe, Asia, Australia, and other global markets.

Approximately 39% of revenue was derived from non-U.S. markets. Our growth was especially strong in India and China, where we are increasing our market penetration. We are not only selling more products and services in China, but we are also receiving more manuscript submissions from Chinese scientists and academics as the globalization of science, education, and commerce continues.

OUR VISION OF WILEY AS A CUSTOMER-CENTRIC ORGANIZATION

All of us at Wiley are proud of our enduring commitment to customers. Understanding and meeting their needs has been central to the Company's success for nearly two centuries.

As we build on that commitment, we envision that Wiley will become even more customer-centric. The "Innovative Solutions" pages of this Annual Report feature specific examples of what customer-centric means to us. These examples — many of which involve the effective use of technology — demonstrate how we are listening more closely than ever to our customers; providing our content when, where, and in whatever media and formats they prefer; and increasingly offering solutions, not just content. We are enthusiastic about Wiley's future as we grow by serving our customers' requirements for authoritative, must-have content and services, provided in ways that make a difference in their professional and personal lives.

Professional/Trade • Professional/Trade is Wiley's largest business. We possess an impressive collection of brands and franchises — including *For Dummies, Frommer's, Betty Crocker,*



WILLIAM J. PESCE
President and
Chief Executive Officer

PETER BOOTH WILEY
Chairman of the Board

Pillsbury, CliffsNotes, JK Lasser, Jossey-Bass, Wrox, Webster's New World, and *Architectural Graphic Standards* — that position us competitively around the world.

Global Professional/Trade revenue increased 7% in fiscal year 2004, or 4% excluding the foreign currency gains. In the U.S., sales were flat to lower in the first half of the fiscal year, then rebounded strongly as our business, architecture, culinary, education, and consumer programs did well. In addition, Professional/Trade continued to benefit from the growing online sales of print product, which accounted for about 20% of its retail sales.

We introduced a number of important new products and brand extensions. *CliffsNotes* was extended to *CliffsStudySolver* guides, which contain problem-solving tools. The *For Dummies* brand was extended to *For-Dummies-All-In-One* titles, which combine existing, related *For Dummies* books. *Interior Graphic Standards* is the first brand extension of our bestselling *Architectural Graphic Standards* franchise.

As in our other segments, the Professional/Trade group continues to form co-branding alliances that contribute to its growth. Our *Betty Crocker* cookbooks, published in alliance with General Mills, Inc., had an outstanding year. Late in the fiscal year, we expanded our highly successful relationship with General Mills by signing an agreement to publish books under the *Pillsbury* brand name. We now have Professional/Trade alliances with more than 40 partners who bring content, brand recognition, and/or distribution capabilities to our joint publishing efforts.

Looking ahead, we intend to continue to grow our Professional/ Trade business organically and through acquisitions, accelerating revenue and margin growth through global collaboration; custom publishing additional electronic products; leveraging our powerful brands; and continuing to focus on co-branding opportunities through alliances and franchises.

Scientific, Technical, and Medical (STM) • Worldwide revenue of our STM business increased 10%, or 7% excluding foreign exchange gains, in fiscal year 2004. Our STM operation is primarily an online business through the *Wiley InterScience* service, which was launched in 1999 and is today a profitable, global enterprise. The great majority of our STM content — journals, reference works, protocols, and databases, as well as frontlist books — is now accessible both in print and online through *Wiley InterScience*.

The success of *Wiley InterScience* has been a catalyst for the growth of our society journal-publishing program. More societies are choosing Wiley as their publishing partner because of our proven ability to meet their needs and our leadership in publishing journals on the Web. Some of the society journals that we added this year to our portfolio included *Polymer Engineering & Science; Polymer Composites; Journal of Vinyl & Additive Technology; AIChE Journal; Environmental Progress*; and *Process Safety Progress*.

In recent years, the rapid migration to online delivery has transformed the journal industry. We continue to make the necessary investments to ensure that our journals serve the needs of the scientific community for the rapid dissemination of peer-reviewed research. We have consistently added content and functionality to *Wiley InterScience* to make the service even more valuable. In addition, we are exploring some new pricing models that would provide libraries with greater control over their journal costs while permitting librarians to continue to select the content they need.

Looking ahead, our goal is to continue to increase the worldwide market penetration of *Wiley InterScience* through additional content, features, and licenses. We are also intent on adding more society-owned journals to our publishing portfolio; revitalizing our global STM book business; and exploring and, if appropriate, expanding into adjacent businesses that leverage our core competencies.

Higher Education • Our Higher Education business is a leader in courses in the sciences, engineering, computer science, mathematics and statistics, and business and accounting, with a growing presence in modern languages and the social and behavioral sciences. Global revenue increased 8% in fiscal year 2004, or 4% excluding foreign exchange gains. Our programs in the sciences and the social sciences did especially well. Sales of engineering and computer science titles continued to reflect sluggish market conditions in the U.S.

We believe that higher education publishing will become predominantly an online business over time, as instructors and students make greater use of the Web. We are investing significantly in technology to meet our customers' needs and continue to strengthen our market position.

Technology is enabling us to offer new product models that address students' concerns about price and value, including *eGrade Plus*, which provides content in an integrated online format organized around the teaching and learning. Market response has been positive.

Going forward, we will seek to maintain a balanced Higher Education portfolio by strengthening our leadership positions in key subject areas and expanding selectively into other courses with growth potential. In addition, we intend to continue to increase our use of the Web to meet instructor and student needs; introduce new products, services, and business models that address price/value concerns; further expand our custom publishing operation; and increase sales of our products into non-traditional college channels, including professional and trade schools, career colleges, and continuing education.

A CULTURE THAT REINFORCES ETHICAL BEHAVIOR

Wiley is known for our performance-driven culture and unwavering commitment to the highest standard of ethical behavior and integrity. Fundamental to our values is a belief in collaborative relationships and treating people with respect.

Our emphasis on people is reflected in our strong customer focus. By providing meaningful value to our customers in a fair and ethical manner, we are able to generate attractive intellectual and financial rewards for all our stakeholders — authors, colleagues, partners, and stockholders.

BOARD OF DIRECTORS

H. Allen Fernald, President and Chief Executive Officer of Down East Enterprises, Inc., retired from the Board of Directors in accordance with the Company's By-Laws, which provide for mandatory retirement at age 70, except in special circumstances. Allen had served on our Board since 1979. We thank him for his wise counsel and significant contributions.

In September 2003, we welcomed two new directors — Matthew S. Kissner, Executive Vice President and Group President, Global Enterprise Solutions, Pitney Bowes Inc., and William B. Plummer, Vice President and Treasurer, Alcoa, Inc.

OUTLOOK

Wiley is positioned for another year of solid growth in fiscal year 2005. We believe we have the people, the products, and the financial resources to continue to grow and prosper in fiscal year 2005 and beyond.

During the next year, we will continue to focus on three strategic goals: building long-term customer relationships; increasing profitability, cash flow, and return on investment; and enhancing Wiley's position as *the place to be* for our authors, colleagues, partners, and stockholders.

We thank all of Wiley's stakeholders for their support. As much as any other field of endeavor, publishing is a business of people. The talent, enthusiasm, and expertise of our colleagues, collaborating across organizational and geographic boundaries, will continue to drive Wiley's remarkable success.

WILLIAM J. PESCE
President and Chief Executive Officer

PETER BOOTH WILEY
Chairman of the Board

June 17, 2004

THE WILEY VISION

John Wiley & Sons, Inc., aspires to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. While fulfilling this role, we strive to build lasting, collaborative relationships with all of our stakeholders. We are dedicated to sustaining Wiley's performance-driven culture, which requires our unwavering commitment to the highest standard of ethical behavior and integrity in everything we do.

MISSION

Wiley provides must-have content and services to professionals, scientists, educators, students, lifelong learners, and consumers worldwide. Wiley is dedicated to serving our customers' needs, while generating attractive intellectual and financial rewards for all of our stakeholders — authors, colleagues, partners, and stockholders.

VALUES

Founded in 1807, during the presidency of Thomas Jefferson, Wiley has evolved into one of the world's most respected publishing companies. We strongly believe in the enduring value of collaborative relationships, built on a solid foundation of trust and integrity. We strive to be the very best at all that we do, which strengthens our competitive position and results in consistently strong performance.

Wiley's strength is based on the efforts and accomplishments of a diverse group of people who are distinguished by their integrity, creativity, talent, initiative, and dedication.

We are responsible to our customers, who rely on the quality of our products and services to meet their needs. Service must be prompt and efficient and prices should be reasonable.

We are responsible to our authors and partners, who collaborate with us to create high-quality products and services, and who deserve appropriate recognition and compensation for their efforts.

We are responsible to our colleagues, whom we respect as human beings first, professionals second. We must provide a reasonable sense of security, pleasant and safe working conditions, fair compensation and benefit programs, and opportunities for professional growth.

We are responsible to our shareholders, who should realize a fair return on their investments. Investors can rely on a highly capable leadership team and an independent Board of Directors distinguished by their commitment to effective governance, ethical behavior, and integrity in all that we do.

We are responsible to the communities in which we work. These communities should benefit from our good citizenship, including our support of educational and cultural organizations.

CORE STRATEGIES

Wiley has achieved superior results and continues to grow by focusing on three overarching goals:

- Building long-term relationships with our customers
- Increasing profitability, cash flow, and return on investment
- Enhancing Wiley's position as "the place to be" for all of our stakeholders.

We are realizing these goals through the following strategies:

- **Exploiting our global positions and brands** by collaborating across organizational and geographic boundaries and constantly striving to improve the quality of our products and services around the world
- **Capitalizing on the connections among our core businesses** — Professional/Trade; Scientific, Technical, and Medical; and Higher Education — to better serve customers and drive growth
- **Pursuing partnerships and alliances** with highly regarded organizations to add content, services, and capabilities to our portfolio
- **Building on our successful track record with acquisitions** by consummating transactions that are financially responsible, and executing our integration plans effectively by adhering to a best-practices approach
- **Leveraging our investments in technology** to create value for our customers, facilitate communication with our stakeholders, and increase productivity throughout the Company.


The Slow Mediterranean Kitchen
ALL THE SHAH'S MEN
AN AMERICAN COUP AND THE ROOTS OF MIDDLE EAST TERROR
THE HAMPTONS DIET
BULL'S EYE INVESTING
MULTIPLE STREAMS OF INCOME
SECOND EDITION
ROBERT G. ALLEN
Frommer's
Hawaii 2005
Bisquick II Cookbook
Golf
DUMMIES

AT A GLANCE

PROFESSIONAL/TRADE

Products

- Books and subscription products in all media. Subject areas include technology, travel, psychology, architecture, professional culinary, cooking, business, consumer reference, education, and general interest.

Customers

- Professionals, consumers, and students worldwide.

Distribution

- Multiple channels globally, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites.

Key Brands/Franchises

- *For Dummies, Jossey-Bass, Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, Visual, Howell Book House, JK Lasser, Bible, Unofficial Guide, Pfeiffer, Wrox, Architectural Graphic Standards, Capstone, Wrightbooks, Audel.*

Fiscal Year 2004 Highlights

- Increased our worldwide Professional/Trade revenue by 7% to $393 million, or 4% excluding foreign exchange gains, led by our business, architecture, culinary, education, and consumer programs.
- Maintained or increased market share in all our major categories.
- Published *Interior Graphic Standards*, the first brand extension of our bestselling *Architectural Graphic Standards*.
- Reinforced *Frommer's* brand leadership and generated incremental revenue from licensing, advertising, and travel bookings at *Frommers.com*, which had a record number of visitors last year and was recognized by *PC Magazine* as one of the "2004 Top 100 Classic Sites."
- Extended our publishing agreement with General Mills, Inc., to the *Pillsbury* brand.
- Formed an alliance with Mergent, Inc. (formerly Moody's financial services division) to publish three of that company's well-known titles — *Mergent's Dividend Achievers Handbook, Mergent's Handbook of Common Stocks*, and *Mergent's Handbook of NASDAQ Stocks*.
- Formed an alliance with Citibank to develop personal finance books for Asia.
- Formed publishing alliances with the Australian Stock Exchange and the Australian Institute of Management.
- Became publishing partner of The Canadian Press news agency, with plans to publish four to six books annually.
- Launched the *For Dummies* brand in the U.K. with the successful release of *British History For Dummies* and *CVs For Dummies*. Introduced the *For Dummies* brand in China. Published our first Spanish-language *For Dummies* titles in the U.S. and Canada.
- Extended the *CliffsNotes* franchise to *CliffsStudySolver* guides containing learn-by-doing practice problems.



Arthritis & Rheumatism
Angewandte
Chemie
CURRENT
CP
PROTOCOLS
on CD-ROM
Handbook of
Plant Biotechnology

SCIENTIFIC, TECHNICAL, AND MEDICAL

Products

- Journals, encyclopedias, books, databases, and online products and services in medical sciences, chemistry, statistics and mathematics, electrical and electronics engineering, and telecommunications.

Customers

- Academic and corporate librarians serving researchers, clinicians, students, and professors worldwide.

Distribution

- Multiple channels including libraries, library consortia, subscription agents, bookstores, online booksellers, and direct sales to customers.

Key Brands/Franchises

- *Wiley, Wiley InterScience, Wiley-VCH, Wiley-Liss*.

Fiscal Year 2004 Highlights

- Increased our worldwide STM revenue by 10% to $340 million.
- Achieved healthy *Wiley InterScience* growth through new and renewed licenses, additional content, and enhanced capabilities. The number of journal articles viewed increased by 39%.
- Introduced new online databases, including the *Organic Syntheses Database*, the *Database of Polymer Properties*, and *Organic Reactions*.
- Launched the *Angewandte Chemie Backfile Collection* and the *Biotechnology, Biochemistry and Biophysics Backfile Collection*.
- Broadened our *Pay Per View* and *Article Select* options to include online reference works.
- Continued our growth in society journal publishing, signing publishing agreements with the Society of Plastics Engineers and the American Institute of Chemical Engineers.
- Launched new journals in Germany, including *Engineering in Life Sciences* and *Laser Physics Letters*.
- Acquired *European Transactions in Electrical Power*, a bimonthly primary research journal published in collaboration with several European societies, and *Microscopy and Analysis*, a bimonthly magazine.
- Renewed our license agreement with the National Electronic Library for Health of the National Health Service that enables broad access to the *Cochrane Systematic Review* in the U.K.
- Launched a Web site for the European Peptide Society (www.eurpepsoc.com) and added new revenue-generating features for two community-of-interest portals, spectroscopyNOW.com and separationsNOW.com.
- Partnered with Merck & Co. to become the exclusive North American distributor of four professional handbooks, including *The Merck Manual of Diagnosis and Therapy*.


Cutnell
Johnson
HALLIDAY / RESNICK / WALKER
FUNCTIONS
MODELING
CHANGE
SOLOMONS
Organic Chemistry
PSYCHOLOGY
in Action
Karen Huffman
2 0 0 4

HIGHER EDUCATION

Products

- Educational materials in all media for two- and four-year colleges and universities, the for-profit career/college market, and online learning.

Customers

- Undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide.

Distribution

- Multiple channels including college bookstores, online booksellers, and direct sales to customers.

Key Brands/Franchises

- *Wiley, Wiley/Jossey-Bass, Business Extra Select, Jacaranda.*

Fiscal Year 2004 Highlights

- Increased our global Higher Education revenue by 8% to $190 million, or 4% excluding foreign exchange gains. Programs in the sciences and social sciences helped drive results.
- Benefited from the strong performance of top-selling titles such as Tortora/*Principles of Anatomy and Physiology,* 10th edition; Kieso/*Intermediate Accounting,* 11th edition; Kimmel, Weygandt, and Kieso/*Financial Accounting,* 3rd edition; Solomons/*Organic Chemistry,* 8th edition; Huffman/*Psychology in Action,* 7th edition; Connally, Hughes-Hallett, and Gleason/*Functions Modeling Change,* 2nd edition; and Cutnell and Johnson/*Physics,* 6th edition.
- Increased our sales of Professional/Trade and STM publications into the higher education market, while also increasing our sales of Higher Education titles into the professional/trade markets.
- Continued our migration to online delivery with the introduction of *eGrade Plus*, a powerful platform designed to deliver integrated content that is organized around teaching and learning activities.
- Launched *Wiley Business Extra Select*, an online custom courseware program that allows instructors to combine Wiley business textbooks and learning materials with content from sources such as *The Wall Street Journal*, Harvard Business School, Ivey Cases, and *Fortune Inc.*
- Expanded our program of paperback *Core Concept* textbooks that sell at lower prices than traditional texts.
- Formed an alliance with Aplia to integrate its Web-based courseware with an intermediate economics textbook planned for publication in fiscal year 2006. The digital textbook and problem sets will be refreshed as often as once a week as interest rates and other economic factors change.
- Wiley Australia won Secondary Publisher of the Year for the fourth consecutive year and Tertiary Publisher of the Year for the third year in a row.

CORPORATE GOVERNANCE

I. PRIMARY DUTIES

The Board, which is elected annually by the shareholders, exercises oversight and has final authority and responsibility with respect to the Company's affairs, except with respect to those matters reserved to shareholders. All major decisions are considered by the Board as a whole.

The Board elects the Chief Executive Officer ("CEO") and other corporate officers, acts as an advisor to and resource for management, and monitors management's performance.

The Board plans for the succession of the CEO. The Compensation Committee annually evaluates the CEO's performance, approves the CEO's compensation, and informs the Board of its decision. The Board also oversees the succession process for certain other management positions, and the CEO reviews with the Board annually his assessment of key management incumbents and their professional growth and development plans. The Board also:

a. reviews the Company's business and strategic plans and actual operating performance;
b. reviews and approves the Company's financial objectives, investment plans and programs; and
c. provides oversight of internal and external audit processes and financial reporting.

II. DIRECTOR INDEPENDENCE

The Board has long held that it is in the best interests of the Company for the Board to consist of a substantial majority of independent Directors. The Board determines that a Director is independent if he or she has no material relationship, either directly or indirectly, with the Company, defined as follows:

a. is not and has not been within the three years immediately prior to the annual meeting at which the nominees of the Board will be voted upon employed by the Company or its subsidiaries in an executive capacity;
b. is not an executive officer, an employee, and does not have an immediate family member who is an executive officer or employee, of an organization that makes payments to, or receives payments from, the Company in an amount which, in any single fiscal year, exceeds 2% of such other organization's consolidated gross revenues;
c. is not a significant advisor or consultant to the Company (including its subsidiaries), does not have direct, sole responsibility for business between the Company and a material supplier or customer, and does not have a significant personal services contract with the Company;
d. is not, and has not been in the past three years, employed by or affiliated with a firm that provided independent audit services to the Company within the past five years;
e. is not, and has not been in the past three years, part of an interlocking directorship involving compensation committees;
f. is not a member of the immediate family of Peter Booth Wiley, Bradford Wiley II and Deborah E. Wiley, or management, as listed in the Company's proxy statement.

When determining the independence of a Director, the ownership of, or beneficial interest in, a significant amount of stock, by itself, is not considered a factor.

III. COMPOSITION OF THE BOARD

Under the Company's By-Laws, the Board has the authority to determine the appropriate number of directors to be elected so as to enable it to function effectively and efficiently. Currently, a ten-member Board is considered to be appropriate, though size may vary. The Governance Committee makes recommendations to the Board concerning the appropriate size of the Board, as well as selection criteria for candidates. Each candidate is selected based on background, experience, expertise, and other relevant criteria, including other public and private company boards on which the candidate serves. In addition to the individual candidate's background, experience and expertise, the manner in which each board member's qualities complement those of others and contributes to the functioning of the Board as a whole are also taken into account. The Governance Committee nominates a candidate, and the Board votes on his or her candidacy. The shareholders vote annually for the entire slate of Directors.

IV. DIRECTOR ELIGIBILITY

Directors shall limit the number of other board memberships (excluding non-profits) in order to insure adequate attention to Wiley business. Directors shall advise the Chairman of the Board and the Chairman of the Governance Committee in advance of accepting an invitation to serve on a new board. Whenever there is a substantial change in the Director's principal occupation, a Director shall tender his or her resignation and shall immediately inform the Board of any potential conflict of interest. The Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation or the potential conflict of interest.

The Board has established a retirement age of 70 for its Directors. The Board may in its discretion nominate for election a person who has attained age 70 if it believes that under the circumstances it is in the Company's best interests.

V. BOARD AND MANAGEMENT COMMUNICATION

The Board has access to all members of management and external advisors. As appropriate, the Board may retain independent advisors.

The CEO shall establish and maintain effective communications with the Company's stakeholder groups. The Board schedules regular executive sessions at the end of each meeting. Non-management directors meet at regularly scheduled sessions without management. The Chairman of the Board presides at these sessions. In addition, the independent directors meet at least once each year in an executive session presided over by the Chairman of the Governance Committee.

Employees and other interested parties may contact the non-management directors via email at:
non-managementdirectors@ wiley.com
or by mail addressed to:
Non-Management Directors,
John Wiley & Sons, Inc., Mail Stop 7-02
111 River Street, Hoboken, NJ 07030-5774.

VI. BOARD ORIENTATION AND EVALUATION

The Board annually conducts a self-evaluation to determine whether the Board as a whole and its individual members, including the Chairman, are performing effectively.

The Board sponsors an orientation process for new Directors, which includes background materials on governance, law, board principles, financial and business history and meetings with members of management. The Board also encourages all of its Directors to take advantage of educational programs to improve their effectiveness.

VII. DIRECTOR COMPENSATION

The Governance Committee periodically reviews and recommends to the Board its members' annual retainer, which is composed of cash and stock options or restricted grants for all non-management Directors. In determining the appropriate amount and form of director compensation, the Board regularly evaluates current trends and compensation surveys, as well as the amount of time devoted to Board and committee meetings. As a long-standing Board principle, non-management Directors receive no compensation from the Company other than for their service as Board members and reimbursement for expenses incurred in connection with attendance at meetings.

Share ownership by each Director is encouraged. To this end, each Director is expected to own, at a date no later than three years after election to the Board, shares of common stock valued at not less than three times that Director's annual cash compensation to which the Director is entitled for Board service.

VIII. BOARD PRACTICES AND PROCEDURES

The Chairman of the Board and the CEO jointly set the agenda for each Board meeting. Agenda items that fall within the scope and responsibilities of Board committees are reviewed with the chairs of the committees. Any Board member may request that an item be added to the agenda.

Board materials are provided to Board members sufficiently in advance of meetings to allow Directors to prepare for discussion at the meeting.

Various managers regularly attend portions of Board and committee meetings in order to participate in and contribute to relevant discussions.

IX. BOARD COMMITTEES

The Board has established four standing committees: Executive, Audit, Compensation, and Governance. The Audit Committee and the Compensation Committee are composed of independent Directors only. The Audit Committee has the sole responsibility for retention and dismissal of the Company's independent auditors. The Governance Committee is composed of independent directors and a member of the Wiley family, as permitted under the New York Stock Exchange's rules applicable to "controlled companies." The Board believes that the family's participation in the Committee will result in a collaborative process to promote the highest standards in the recruitment of new directors and governance generally.

The Governance Committee recommends to the Board the members and chairs for each of the committees. The chair and membership assignments for all committees are reviewed regularly and rotated as appropriate. The chairs of the committees determine the frequency, length and agenda of meetings for each committee meeting. As in the case of the Board, materials are provided in advance of meetings to allow members to prepare for discussion at the meeting.

The scope and responsibilities of each committee are detailed in the committee charters, which are approved by the Board. Each committee annually reviews its charter, and the Governance Committee and the Board review all charters from time to time.

With the permission of the chairman of the committee, any Board member may attend a meeting of any committee.

X. PERIODIC REVIEW

The Governance Committee and the Board review these Principles annually.

ADOPTED BY THE BOARD OF DIRECTORS
John Wiley & Sons, Inc.

March 10, 2004

C. DAVID ALLIS RECEIVES WILEY PRIZE

The third annual Wiley Prize in the Biomedical Sciences was awarded to C. David Allis, Ph.D., the Joy and Jack Fishman Professor, Laboratory of Chromatin Biology and Epigenetics at the Rockefeller University in New York. Dr. Allis was honored for his studies of the chemical modifications that control chromatin structure and function. His work has led to breakthroughs in the treatment of certain leukemias and holds promise for many other forms of cancer. The Wiley Prize is bestowed by the Wiley Foundation to recognize contributions that have opened new fields of research or have advanced novel concepts or their applications in a particular biomedical discipline.

FINANCIAL REVIEW

RESULTS OF OPERATIONS
FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

The Company achieved record revenue, operating income, net income, and cash flow in fiscal year 2004. For the full year, revenue advanced 8% over prior year to $923 million, or 5% excluding foreign currency effects. The year-on-year growth was driven primarily by the strong second half performances of Professional/Trade in the U.S. and Scientific, Technical, and Medical globally.

Operating income advanced 8% to $129.4 million in fiscal year 2004. Operating margin was 14.0% compared with 14.1% in fiscal year 2003, reflecting higher operating and administrative costs partially offset by an improvement in gross margin.

Earnings per diluted share and net income for fiscal year 2004 were $1.41 and $88.8 million, compared to $1.38 and $87.3 million in fiscal year 2003. Excluding the tax benefits reported in fiscal year 2004 and 2003 and the relocation charge in fiscal year 2003 related to the Company's relocation to Hoboken, New Jersey, earnings per diluted share and net income for the fiscal year ended April 30, 2004, rose 12% to $1.36 and $86 million from $1.22 and $77 million in the prior year on the same basis, respectively.

Cash flow after investing activities for fiscal year 2004 was $120 million as compared to $44 million in the prior year. The improvement reflects the combined effect of a 25% increase in cash provided by operating activities and the expected decrease in capital expenditures.

Pro forma operating income and net income excluding the tax benefits and relocation charge are as follows:

RECONCILIATION OF NON-GAAP FINANCIAL DISCLOSURE

DOLLARS IN MILLIONS	2004	2003
Operating Income as reported	$ 129.4	$ 120.3
Relocation charge	–	2.5
Pro Forma Operating Income	$ 129.4	$ 122.8
Net Income as reported	$ 88.8	$ 87.3
Relocation charge, net of tax	–	1.4
Resolution of tax matters	(3.0)	–
Tax benefit from merger	–	(12.0)
Pro Forma Net Income	$ 85.8	$ 76.7

Non-GAAP Financial Measures – Management believes the non-GAAP financial measures, which exclude certain tax credits and the relocation charge described below, provide a more meaningful comparison of the Company's year-over-year results. These events are unusual to the Company, and except for the net tax benefits in fiscal year 2004, are unlikely to recur in the foreseeable future.

In fiscal year 2004 the Company recognized a net tax benefit of $3.0 million or $0.05 per diluted share related to the resolution of certain state and federal tax matters and accrued foreign taxes.

In fiscal year 2003 the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible asset basis of the merged subsidiaries to the fair value of the business at the date of merger. Under U.S. accounting principles, the tax benefit attributable to the increase in tax basis is immediately included in income. Consequently, the Company had a one-time tax benefit of $12.0 million, equal to $0.19 per diluted share, in fiscal year 2003. The cash benefit of this change will be recognized pro rata over a 15-year period. The Company's effective tax rate, excluding this tax benefit, was 33.1% for the year.

In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. Fiscal year 2003 includes an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax.

Cost of sales as a percentage of revenue was 33.5% in fiscal year 2004 and 33.8% in fiscal year 2003. The favorable results were principally due to higher journal revenue and lower inventory costs resulting from cost contingency programs in place during fiscal year 2004. Production costs for journals as a percentage of revenue are typically lower than the same costs for books, reflecting lower royalty costs.

Operating and administrative expenses as a percentage of revenue increased to 51.5% in fiscal year 2004, from 50.7% in the prior fiscal year. The increase was principally due to incentive compensation, pension, and health costs of approximately $12.9 million; technology costs of approximately $7.8 million, driven by product development of Web-enabled products; and foreign exchange effects of approximately $16.7 million.

Fourth quarter 2004 operating and administrative expenses, excluding foreign exchange, increased $18.3 million over the fourth quarter of fiscal year 2003. The increase was principally due to the timing of accrued performance compensation which reflects the achievement of cumulative corporate goals in the fourth quarter of fiscal year 2004.

Interest expense, net of interest income, improved $3.4 million due to lower debt and interest rates. The Company's effective tax rate was 29.0% in fiscal year 2004. Excluding the tax benefits described in the non-GAAP financial disclosure, the effective tax rate decreased to 31.4% as compared to 33.1%, mainly due to lower foreign taxes.

In January 2002, the World Trade Organization ruled that the Extra Territorial Income exclusion ("ETI", formerly the Foreign Sales Corporation) was an export subsidy inconsistent with U.S. obligations under international trade agreements. The ETI provides a tax benefit to Wiley and other U.S. corporations by excluding from taxable income certain foreign trading income. Proposed legislation has been presented to the U.S. Congress which will repeal the ETI tax benefit and replace it with an alternative tax benefit available to all U.S. manufacturers. As noted in the Company's footnotes to the fiscal year 2004 annual report filed with the SEC on form 10K, the tax benefit to the Company reduced the annual effective income tax rate by 1.6%. As of July 7, 2004, the proposed legislation has not yet been approved by Congress.

FISCAL YEAR 2004 SEGMENT RESULTS

Professional/Trade (P/T):

DOLLARS IN THOUSANDS	2004	2003	% CHANGE
Revenue	$ 340,252	$ 321,963	6%
Direct Contribution	$ 93,945	$ 87,354	8%
Contribution Margin	27.6%	27.1%	

Revenue of Wiley's U.S. P/T business increased 6% to $340 million in fiscal year 2004, principally due to organic growth in key publishing categories. Revenue rebounded solidly in the second half of the year, particularly in the business, architecture, culinary, education, and consumer programs. An improving retail book market contributed to the 16% revenue increase in the fourth quarter. Higher revenue along with lower inventory costs due to cost contingency programs, and lower composition costs, contributed to the improvement in margins.

P/T's business program generated strong momentum throughout the second half of the year. Two finance titles performed particularly well, Hirsch & Hirsch/*Stock Trader's Almanac* and Mauldin/*Bull's Eye Investing* (which published during the fourth quarter and quickly made *The Wall Street Journal* business bestseller list). Also contributing to the top-line results were real estate titles, such as Allen/*Multiple Streams of Income* (which appeared on the *Wall Street Journal* business bestseller list); leadership titles, such as the third edition of Kouzes & Posner/*Leadership Practices Inventory* and Lencioni/*Five Dysfunctions of a Team* (which celebrated 20 months on the *BusinessWeek* hardcover business bestseller list); as well as *Testosterone, Inc.*, an examination of CEO misbehavior by *Martha Inc.* author Christopher Byron.

Wiley's consumer programs, including the *CliffsNotes* and *For Dummies* brands, had a solid year. Extension of the *CliffsNotes* brand to new *CliffsStudySolver* guides helped generate additional sales. Record-breaking traffic on *Dummies.com* drove incremental sales and reinforced the brand.

P/T's travel program showed renewed strength in the second half of the year as vacation and business travel rebounded. *Frommer's*, Wiley's market-leading travel brand, had an excellent year. *Frommers.com* had a record number of visitors this year, as evidenced by a greater than 40% increase in page views and user sessions.

The culinary program had a solid year, led by the *Betty Crocker* franchise. The *Betty Crocker Bisquick II Cookbook*, which published during the fourth quarter, sold well. Earlier in the year, Wiley launched a *Betty Crocker* microsite on *FoodTV.com* to increase the brand's presence and drive sales. Building on the successful *Betty Crocker* publishing partnership, Wiley signed another multi-year agreement with General Mills to publish new cookbooks under the well-known *Pillsbury* brand.

The technology publishing program gained some momentum during the second half of the year despite challenging market conditions. Although sales were down slightly from last year, Wiley's program maintained the significant market share gained in the prior year. Sales of consumer technology books on topics such as digital photography, wireless home networking and security, and professional technology titles, increased modestly for the year.

Scientific, Technical, and Medical (STM):

DOLLARS IN THOUSANDS	2004	2003	% CHANGE
Revenue	$ 178,100	$ 168,208	6%
Direct Contribution	$ 86,310	$ 77,937	11%
Contribution Margin	48.5%	46.3%	

Wiley's U.S. STM revenue increased 6% to $178 million in fiscal year 2004 from $168 million in the previous year. Fourth quarter revenue increased over prior year by 17% to $51 million. Society journals, digitized journal backfiles, online major reference works, *Current Protocols*, and the book program contributed to the year-on-year growth. STM books finished the year strongly, posting a 14% increase in the fourth quarter and a 4% increase for fiscal year 2004. The improvement in margin was driven by product mix reflecting an increase in journal products sold.

Worldwide STM journal revenue increased 11% for the fiscal year. The Company's STM business continued its transformation to digital access through *Wiley InterScience*. Approximately 70% of STM's global journal subscription revenue is now generated by *Wiley InterScience* licenses. The number of journal articles viewed increased by approximately 39% in fiscal year 2004, continuing the rapid growth in customer usage since the service was launched commercially in fiscal year 1999.

The STM book program showed improvement throughout the year. Sales of online major reference works and *OnlineBooks* were robust. Early in the fourth quarter, Wiley signed an agreement to distribute Merck's professional manuals in the U.S., including *The Merck Manual, The Merck Veterinary Manual, The Merck Manual of Geriatrics* and *The Merck Index*. These titles are widely considered to be among the most trusted resources for medical and scientific information.

Higher Education:

DOLLARS IN THOUSANDS	2004	2003	% CHANGE
Revenue	$ 152,861	$ 148,220	3%
Direct Contribution	$ 41,749	$ 39,938	5%
Contribution Margin	27.3%	26.9%	

Wiley's U.S. Higher Education revenue increased 3% to $153 million in fiscal year 2004. Programs in the sciences and the social sciences did especially well. Sales of engineering and computer science titles continued to reflect sluggish market conditions. In the fourth quarter, which is seasonally the least significant for Higher Education, revenue declined from the same period in the previous year, principally due to sluggish market conditions. The improvement in margin was principally due to higher sales and the benefits of selling P/T products through the Higher Education sales force.

Year-on-year growth was driven by top-selling titles such as Tortora/*Principles of Anatomy and Physiology,* 10th edition; Kieso/*Intermediate Accounting,* 11th edition; Kimmel, Weygandt, and Kieso/*Financial Accounting,* 3rd edition; Solomons/*Organic Chemistry,* 8th edition; Huffman/*Psychology in Action,* 7th edition; Connally, Hughes-Hallett and Gleason/*Functions Modeling Change,* 2nd edition; and Cutnell and Johnson/*Physics,* 6th edition.

The textbooks and related educational materials that Wiley develops continue to be widely regarded by professors and students as crucial to effective teaching and learning. Wiley remains committed to delivering the highest quality materials and services, while addressing concerns about price and value. For example, Wiley's *Core Concepts* texts are pared-down, economical paperback books designed to be used in combination with online and customized components.

At the same time, the Company is migrating to online delivery in pace with customers' needs. Doing so offers opportunities for more customization and new pricing and business models. At a time when state budget cuts are increasing class sizes, innovative new products and services, most of which are technology-enabled, are helping teachers teach and students learn.

During the year, the Company launched *eGrade Plus*, which is the first product built on Wiley's Edugen technology platform. This platform enables Wiley to deliver integrated content that is organized around teaching and learning activities. Several pricing options are available to students. *eGrade Plus* is an innovative service which is being well received by our customers.

Europe:

DOLLARS IN THOUSANDS	2004	2003	% CHANGE	% EXCLUDING FX
Revenue	$ 238,436	$ 210,482	13%	5%
Direct Contribution	$ 74,585	$ 69,191	8%	5%
Contribution Margin	31.3%	32.9%		

Full-year revenue of Wiley Europe advanced 13% over the prior year to $238 million, including foreign exchange gains, or 5% excluding exchange effects. Fourth quarter revenue was up 19% to $69 million, including foreign currency gains, or 10% excluding currency. Several factors contributed to the revenue growth of Wiley Europe's journal program, including a full year's results of the *British Journal of Surgery* and *Ultrasound in Obstetrics and Gynecology,* excellent reprint sales, healthy subscription and license renewals, and growth in *Article Select* sales. In Germany, Wiley-VCH launched a number of new journals, including *Engineering in Life Sciences, Laser Physics Letters, Laser Technik Journal* and *Applied Numerical Analysis and Computational Mathematics*. Direct contribution improved principally due to higher journal revenue. Excluding foreign exchange, the contribution margin percentage was on par with the prior year.

Asia, Australia, and Canada:

DOLLARS IN THOUSANDS	2004	2003	% CHANGE	% EXCLUDING FX
Revenue	$ 98,986	$ 87,314	13%	1%
Direct Contribution	$ 22,218	$ 16,278	36%	1%
Contribution Margin	22.4%	18.6%		

Wiley's combined revenue for its operations in Asia, Australia, and Canada advanced 13% to $99 million in fiscal year 2004 or 1% excluding foreign exchange. Fourth quarter revenue increased 11% over the prior year or 1% excluding foreign exchange. Foreign exchange gains, P/T sales growth in India, Taiwan, and Indonesia and higher sales of indigenous products in Australia were partially offset by lower sales in Canada due to a weak retail book market. The improvement in direct contribution is principally due to revenue. Contribution margin, excluding foreign exchange was on par with the prior year.

The indigenous Asian publishing program finished the year on a high note, bolstered by strong global sales of key frontlist titles and a robust backlist performance. Wiley formed an alliance with Citibank to develop personal finance books in Asia. In addition, Wiley Asia launched the *For Dummies* franchise in China, publishing 20 consumer and business titles.

Wiley Canada's Higher Education performance during the quarter and the full year improved, in part, due to the introduction of adaptations of U.S. Higher Education titles. Growth in Higher Education did not, however, compensate for P/T sales, which were depressed by the weak economy and unusually high industry-wide returns.

In Australia, indigenous P/T publishing performed well, while Higher Education and School sales were sluggish, reflecting market conditions. During the quarter, the Company signed publishing agreements with the Australian Stock Exchange and the Australian Institute of Management.

RESULTS OF OPERATIONS

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

Revenue in fiscal year 2003 increased 16% over the prior year to $854 million, including foreign currency translation effects, or 14% excluding those effects. Excluding Hungry Minds, acquired in September 2001 – Wiley's largest acquisition – revenue increased 8%. In addition to Hungry Minds, year-on-year growth was driven primarily by organic growth in the U.S. and the April 2002 acquisition of GIT Verlag in Germany and A&M Publishing in the U.K.

Operating income advanced 37.0% to $120.3 million in fiscal year 2003. Operating margin, excluding unusual items as explained below, was 14.4% compared with 13.6% in fiscal year 2002, reflecting improvement due to acquisitions, a $5 million write-off of two investments in fiscal year 2002, and the effect of lower amortization ($9.6 million) due to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142 in fiscal year 2003. Operating margin as reported for fiscal years 2003 and 2002 was 14.1% and 12.0%, respectively.

Management believes the non-GAAP financial measures, which exclude a one-time tax credit and relocation charge, provide a more meaningful comparison of the Company's year-over-year results. The tax credit resulted from a corporate reorganization and the relocation charge is associated with a move of the Company's corporate headquarters, both unusual to the Company and unlikely to recur in the foreseeable future. Both events were completed in fiscal year 2003.

During fiscal year 2003, the Company centralized several Web development activities, which were previously in the publishing operations. This organizational change will enable the Company to leverage these capabilities more efficiently across all of its global businesses. The expenses for these activities are now included in shared services and administrative costs, whereas previously they were included in business segment results. Accordingly, these expenses were reclassified in the fiscal year 2002 segment financial statements to provide a more meaningful comparison.

Earnings per diluted share and net income for the fiscal year ended April 30, 2003, advanced 18% to $1.22 and $76.7 million, respectively, excluding a one-time tax benefit in fiscal year 2003 and an unusual charge in fiscal years 2003 and 2002, related to the Company's relocation to Hoboken, New Jersey. Including the tax benefit and unusual charge, earnings per diluted share and net income for fiscal year 2003 were $1.38 and $87.3 million, compared to $0.91 and $57.3 million in fiscal year 2002.

In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. The relocation was accomplished on attractive financial terms. Fiscal years 2003 and 2002 included an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax, and $12.3 million, or $7.7 million after tax, for the respective periods.

In fiscal year 2003, the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible asset basis of the merged subsidiaries to the fair value of the business at the date of merger. Under U.S. accounting principles, the tax benefit attributable to the increase in tax basis is immediately included in income. Consequently, the Company had a one-time tax benefit of $12.0 million, equal to $0.19 per diluted share, in fiscal year 2003. The cash benefit of this change will be recognized pro rata over a 15-year period. The Company's effective tax rate, excluding this tax benefit, was 33.1% for fiscal year 2003.

Effective May 1, 2002, the Company adopted SFAS No. 142, which eliminated the amortization of goodwill and indefinite-lived intangible assets. In fiscal year 2003, the estimated after-tax impact of the non-amortization of goodwill and intangible assets was $1.9 million equal to $0.03 per share, for the fourth quarter and $7.8 million equal to $0.12 per share, for the year.

Pro forma operating income and net income excluding the relocation charge, one-time tax benefit and the elimination of amortization of goodwill and indefinite life intangible were as follows:

RECONCILIATION OF NON-GAAP FINANCIAL DISCLOSURE

DOLLARS IN MILLIONS	2003	2002
Operating Income as Reported	$ 120.3	$ 87.8
Relocation Charge	2.5	12.3
SFAS No. 142	–	9.6
Pro Forma Operating Income	$ 122.8	$ 109.7
Net Income as Reported	$ 87.3	$ 57.3
Relocation Charge, Net of Taxes	1.4	7.7
SFAS No. 142, Net of Tax	–	7.8
One-Time Tax Benefit	(12.0)	–
Pro Forma Net Income	$ 76.7	$ 72.8

Cost of sales as a percentage of revenue was 33.8% in fiscal year 2003 and 33.1% in fiscal year 2002. The increase was principally due to product mix and the full-year impact from the addition of consumer titles from the Hungry Minds acquisition, which was acquired in September 2001. While Hungry Minds has attractive financial characteristics, its gross margin as a percent of revenue is lower than Wiley's consolidated gross margin.

Operating and administrative expenses as a percentage of revenue declined to 50.7% in fiscal year 2003, from 50.9% in fiscal year 2002. Synergistic benefits realized through the Hungry Minds acquisition and a $5 million write-off of two investments in fiscal year 2002 were partially offset by depreciation and other costs on new facilities.

During the year, the Company relocated three of its operations to new offices. Its global headquarters was moved to a waterfront site in Hoboken, New Jersey, while its European operations were relocated to new offices in Chichester in the U.K. and Weinheim, Germany. All of the new facilities were designed to promote collaboration and productivity and provide room for growth and expansion.

Interest expense was $8.0 million in fiscal year 2003, up from $7.5 million in fiscal year 2002, reflecting the impact of acquisition financing.

The Company's effective tax rate was 22.5% in fiscal year 2003. Excluding the tax benefit mentioned above, the effective tax rate increased to 33.1% as compared to 29.3% in fiscal year 2002, reflecting higher foreign taxes in fiscal year 2003 and a favorable settlement of tax issues reported in fiscal year 2002.

During fiscal year 2003, the Company repurchased 535,600 Class A Common shares at an average price of $21.77 per share for a total cost of $11.7 million. Through April 30, 2003, the Company repurchased 3.3 million Class A Common shares at an average price of $17.61 per share for a total cost of $57.9 million under the Company's existing stock repurchase program. In December 2002, as the existing program neared its limit of 4 million shares, the Board of Directors approved an expanded program, increasing the number of shares that may be acquired by an additional 4 million shares of Class A Common Stock.

FISCAL YEAR 2003 SEGMENT RESULTS

Professional/Trade (P/T) • Revenue of Wiley's U.S. P/T business advanced 27% over fiscal year 2002, reflecting the full-year effect of the Hungry Minds acquisition and organic growth. While growth in the first half of the year was very strong, second-half performance was adversely impacted by a sluggish retail environment and reduced customer traffic at brick-and-mortar bookstores as a result of the war in Iraq. Despite these unfavorable external factors, P/T revenue for the fourth quarter advanced 5% over the prior year. Wiley gained market share in all of its P/T publishing categories. The direct contribution margin was 27.1% of revenue in fiscal year 2003 compared with 25.0% of revenue in the prior year. The margin improvement was principally due to the integration of Hungry Minds and the elimination of goodwill and indefinite life intangible amortization.

Wiley's business program continued to exhibit strength despite soft market conditions. Eight Wiley business titles appeared on major bestseller lists, including *Conquer the Crash: You Can Survive and Prosper in a Deflationary Depression; Five Dysfunctions of a Team: A Leadership Fable; The Morningstar Guide to Mutual Funds: 5-Star Strategies for Success; Home Buying For Dummies; Starting an eBay Business For Dummies; Straight Talk on Investing: What You Need to Know; The Ernst & Young Tax Guide 2003;* and *JK Lasser's Your Income Tax 2003*.

The Company's consumer publishing programs had a strong year, particularly cooking, reference, and travel. Cookbooks that sold well during the year were *Betty Crocker's Cooking With Diabetes, Betty Crocker's Cookbook* 9th edition, and *Weight Watchers New Complete Cookbook*. Two Wiley consumer titles appeared on major bestseller lists during the year: *Bush's Brain* and *Religion For Dummies*.

Although the overall market for computer books continued to be weak, Wiley's technology publishing program outperformed the market and gained significant market share. Performing particularly well were consumer titles in areas such as digital photography, digital imaging software, general PC technology, Windows XP, home networking, eBay, Apple's Mac OS X, Red Hat Linux, and CD/DVD recording. In April 2003, Wiley acquired 34 best-selling computer titles from Wrox Press.

The Company's professional and academic programs in architecture, culinary/hospitality, psychology, and teacher education had a solid year. Wiley launched *Graphicstandards.com*, a major step in the evolution of the *Architectural Graphic Standards* franchise. Earlier in the year, Wiley acquired approximately 250 teacher education titles, representing an important step toward becoming the leading publisher of high-quality resources and ready-to-use tools for school leaders and classroom instructors.

Scientific, Technical, and Medical (STM) • In fiscal year 2003, Wiley's U.S. STM revenue was 2% higher than the prior year. The continued success of the *Wiley InterScience* online service mitigated the adverse impact of the Divine/Rowecom bankruptcy and softness in the STM book market due to tight library budgets. Global STM revenue for the fiscal year 2003 increased 12% as compared to the previous year, bolstered by the acquisitions of GIT Verlag and A&M Publishing at the beginning of the fiscal year, as well as journal growth. The direct contribution margin in fiscal year 2003 was 46.3% compared with 43.1% in fiscal year 2002. Fiscal year 2002 included a $5 million write-off of two STM investments.

Wiley's STM online service *Wiley InterScience* experienced a significant increase in the number of journal articles viewed. More than 60% of global journal subscription revenue was generated by *Wiley InterScience* licenses.

The Company continued to add content and functionality to *Wiley InterScience*, increasing revenue by meeting customer needs. The *Polymer Backfile Collection* launched on *Wiley InterScience* with great success in March. The largest collection of high-quality polymer science backfile articles available online from a single publisher, the collection includes more than 600,000 pages of articles from seminal journals, such as the *Journal of Polymer Science* and *Macromolecular Chemistry and Physics*.

More than half a dozen major reference works were added to *Wiley InterScience* during fiscal year 2003, including the sixth edition of the 40-volume *Ullmann's Encyclopedia of Industrial Chemistry*.

Wiley had an excellent year in the continued development of its society journal program, signing agreements to publish several important journals in print and online, such as the *British Journal of Surgery, Hepatology, Liver Transplantation,* and *Ultrasound in Obstetrics and Gynecology*. In addition, the Company successfully renewed its publishing contract for *Cancer,* a publication of the American Cancer Society, and extended its publishing contracts for *Annals of Neurology, Journal of Magnetic Resonance Imaging,* and *Magnetic Resonance in Medicine*.

Higher Education • Full-year revenue for the U.S. Higher Education business was up over the comparable prior-year period by 5%. Revenue growth was principally due to a strong front list in the life sciences, as well as solid performances of the physical sciences and social sciences programs. Results continued to be affected by sluggish industry wide conditions in engineering, although there was some improvement in the fourth quarter. Global revenue for fiscal year 2003 increased 6% over the prior year. The contribution margin for fiscal year 2003 was 26.9% as compared with 31.3% in fiscal year 2002. The change was principally due to product mix.

During the fourth quarter, Higher Education launched its biggest front list ever. Key new products include Hughes-Hallett/*Applied Calculus,* 2nd edition; Tortora and Grabowski/*Principles of Anatomy and Physiology,* 10th edition; Cutnell/*College Physics*; Huffman/*Psychology,* 7th edition; McDaniel/*Marketing Research Essentials,* 4th edition; Voet/*Biochemistry,* 3rd edition; Weygandt/*Managerial Accounting,* 2nd edition; and Strahler/*Introducing Physical Geography,* 3rd edition.

Europe • Revenue in fiscal year 2003, excluding foreign translation exchange gains from Wiley's European operations, was up 21% over the prior year, reflecting the GIT Verlag and A&M Publishing acquisitions and organic growth. Primary contributors to the organic growth were the journals program, as well as indigenous P/T titles, such as the global bestseller, Prechter/*Conquer the Crash*. Results in Germany were negatively affected by a weak advertising market and sluggish book sales. The direct contribution margin for Europe was 32.9% of revenue in fiscal year 2003 and 34.5% of revenue in fiscal year 2002. The decrease in contribution margin was principally due to product mix.

In March, Wiley Europe signed an agreement with The Cochrane Collaboration for the publication of the *Cochrane Systematic Reviews* in evidence-based medicine. These online databases are widely regarded as the world's most authoritative source of information on the effectiveness of health care interventions.

Asia, Australia, and Canada • Wiley's Asian, Australian, and Canadian operations recorded strong results for the year. Revenue in fiscal year 2003, excluding foreign exchange translation gains, increased over the prior year by 24%. Including the effects of foreign exchange translation gains, revenue increased over the prior year by 28%. These results were driven by the addition of Hungry Minds, as well as the performance of the P/T and Higher Education programs in Canada, and strong overall growth throughout Asia. Rapid growth of the Company's subscription and translation rights businesses continued in Asia, notably in China and India. The fourth quarter was adversely affected somewhat by the war in Iraq and the SARS outbreak.

Indigenous P/T publishing programs grew in Wiley's Asian, Australian, and Canadian businesses. Two titles, *Privatising China* by Carl Walter, the COO of J.P. Morgan, and *Capitalist China* by Jonathan Wotzel, a senior partner at McKinsey Consulting, reflect the importance of the growing market in China, and also Wiley's success in partnering with prestigious companies. Two Wiley Australia titles, Westfield/*HIH, The Inside Story of Australia's Biggest Corporate Collapse* and King/*Gallipoli*, published during the quarter to great acclaim. Wiley Canada had its best year ever, in part on the strength of the *For Dummies* brand.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance was $82.0 million at the end of fiscal year 2004, compared with $33.2 million a year earlier. Cash provided by operating activities of $212.2 million improved by $43.1 million over the prior year. The improvement was mainly due to higher net income after giving effect to a $6.8 million improvement in non-cash charges. The utilization of deferred tax benefits and higher depreciation was partially offset by higher pension contributions. Pension contributions in fiscal year 2004 were $21.2 million, compared to $5.3 million in the prior year. The increase in contributions over the prior year was principally due to higher funding requirements caused by lower plan asset market values as of April 30, 2003. The estimated pension contributions anticipated for fiscal year 2005 are $6.3 million.

Cash provided from Operating Assets and Liabilities was $1.4 million in fiscal year 2004, compared to a use of $33.3 million in the prior year. In fiscal year 2004, increases in accounts receivable were due to higher fourth quarter professional/trade sales partially offset by accrued compensation. Prior year uses include investments in working capital to expand new businesses acquired and rent payments, previously accrued for vacated facilities related to the relocation of the Company's headquarters.

Cash used for investing activities for fiscal year 2004 was $91.7 million compared to $125.6 million in fiscal year 2003. Lower cash used for property and equipment and acquisitions was partially offset by higher investments in product development. Additions to property plant and equipment in fiscal year 2004 are principally computer hardware and software to support customer products and improve productivity. Fiscal year 2003 investing activity in property and equipment included $33.0 million for the purchase of a building in the United Kingdom, additions to a building in Germany, and leasehold improvements at the Company's new Hoboken, N.J., headquarters. Cash used for investing activities in fiscal year 2002 included the acquisition of Hungry Minds Inc. (see footnotes to the financial statements).

Cash used for financing activities was $72.4 million in fiscal year 2004, as compared to $52.5 million in fiscal year 2003. Financing activity for fiscal year 2004 and 2003 included a $35 and $30 million of scheduled installment payments of long-term debt and $26.1 million and $11.7 million of shares repurchased under the Company's stock repurchase program, respectively. In fiscal year 2002 the Company took on new debt to finance Hungry Minds Inc. and other acquisitions.

Effective July 17, 2003, the Company increased the quarterly dividend to all shareholders by $0.015 to $0.065 per share.

During fiscal year 2004, the Company repurchased 937,150 Class A Common shares at an average price of $27.90 per share for a total cost of $26.1 million. Cumulatively through April 30, 2004, the Company has repurchased 4.2 million shares Class A Common shares at an average price of $19.89 per share under all stock repurchase programs.

The Company's operating cash flow is affected by the seasonality of its U.S. Higher Education business and receipts from its journal subscriptions. Journal receipts occur primarily during November and December from companies commonly referred to as journal subscription agents. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the U.S. higher education market tend to be concentrated in June through August, and again in November through January.

The Company normally requires increased funds for working capital from May through September. Subject to variations that may be caused by fluctuations in inventory levels or in patterns of customer payments, the Company's normal operating cash flow is not expected to vary materially in the near term.

Working capital at April 30, 2004, was $17.6 million. Current liabilities include $127.2 million of deferred subscription revenue related to journals for which the cash has been received and will be recognized into income as the journals are shipped or made available online to the customer, or over the term of the subscription as services are rendered. Working capital at April 30, 2003, was negative $60.8 million, including $118.6 million of deferred subscription revenue. The increase in working capital over the prior year was mainly due to additional cash on hand.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Estimated projected product development, and property and equipment capital spending for fiscal year 2005 is forecast to be approximately $70 million and $30 million, respectively. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments is as follows:

DOLLARS IN MILLIONS		Payments due by period			
CONTRACTUAL OBLIGATION	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Total Debt	$ 200.0	–	200.0	–	–
Operating Lease Obligations	235.3	24.5	46.5	43.9	120.4
Total Contractual Cash Obligations	$ 435.3	24.5	246.5	43.9	120.4

MARKET RISK

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

COPYRIGHTS, PATENTS, TRADEMARKS, AND ENVIRONMENT

Substantially all of the Company's publications are protected by copyright, either in its own name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect the Company's exclusive right to publish the work in the United States and in many countries abroad for specified periods: in most cases the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 35 years for works published thereafter.

The Company does not own any other material patents, franchises, or concessions, but does have registered trademarks and service marks in connection with its publishing businesses. The Company's operations are generally not affected by environmental legislation.

INTEREST RATES

The Company had $200.0 million of variable rate loans outstanding at April 30, 2004, which approximated fair value. The Company did not use any derivative financial investments to manage this exposure. A hypothetical 1% change in interest rates for this variable rate debt would affect net income and cash flow by approximately $1.2 million.

FOREIGN EXCHANGE RATES

The Company is exposed to foreign exchange movements primarily in sterling, euros, Canadian and Australian dollars, and certain Asian currencies.

Under certain circumstances, the Company may enter into derivative financial instruments in the form of forward contracts as a hedge against foreign currency fluctuation of specific transactions, including inter-company purchases. The company does not use derivative financial instruments for trading or speculative purposes.

During the first quarter of fiscal year 2004 the Company entered into derivative contracts to hedge potential foreign currency volatility on a portion of fiscal year 2004 inventory purchases in Australia and Canada. The contracts were designated as cash flow hedges. All of the derivative foreign exchange contracts settled during fiscal year 2004 resulting in a pretax loss of approximately $0.3 million, which is recognized in cost of sales as the related inventory is sold. At April 30, 2004, the Company had no open foreign exchange forward contracts.

CREDIT RISK

The Company's business is not dependent upon a single customer; however, the industry has experienced a significant concentration in national, regional, and online bookstore chains in recent years. Although no one book customer accounts for more than 6% of total consolidated revenue, the top 10 book customers account for approximately 25% of total consolidated revenue and approximately 50% of total gross trade accounts receivable at April 30, 2004. To mitigate its credit risk exposure, the Company obtains credit insurance where available and economically justifiable.

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 22% of total consolidated revenue and no one agent accounts for more than 7% of total consolidated revenue. Insurance for these accounts is not commercially feasible and/or available. A journal subscription agent, Rowecom Inc., filed for bankruptcy in January 2003. The bankruptcy had no material affect on the Company's consolidated financial statements.

EFFECTS OF INFLATION AND COST INCREASES

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company has implemented a number of initiatives, including various steps to reduce production and manufacturing costs. In addition, selling prices have been selectively increased as competitive conditions have permitted. The Company anticipates that it will be able to continue this approach in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates; however, actual results could differ from those estimates, which could affect the reported results from operations. Set forth below is a discussion of the Company's critical accounting policies and the basis for estimates used.

Revenue Recognition ◆ Revenue is recognized when products have been shipped or when services have been rendered and when the following additional criteria have been met: persuasive evidence that an arrangement or contract exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Allowance for Doubtful Accounts ◆ The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, a credit evaluation of the customer, and any amount of credit insurance coverage. A change in the evaluation of a customer's credit and/or the amount of credit insurance available could affect the estimated allowance.

Allowance for Sales Returns * The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. A change in the pattern or trends in returns could affect the estimated allowance.

Reserve for Inventory Obsolescence * Inventories are carried at cost or market, whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. A change in sales trends could affect the estimated reserve.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed * In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill, other intangible assets with indefinite lives, and other intangible assets and the related useful lives. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates. A change in the useful lives of intangible assets other than goodwill could affect the Company's amortization expense for the year.

Goodwill and Other Intangible Assets * Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and non-compete agreements. The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective May 1, 2002. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur which would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets continue to be amortized over their useful lives.

Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Noncompete agreements are amortized over the terms of the individual agreement. Prior to fiscal 2003, goodwill and other intangible assets were amortized using the straight-line method over periods ranging from 5 to 40 years for acquisitions prior to July 1, 2001.

Impairment of Long-Lived Assets * The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (SFAS 144) effective May 1, 2002. The initial adoption of SFAS 144 did not have a significant impact on the Company's results of operations or financial position. Under SFAS 144, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

RECENT ACCOUNTING STANDARDS

In July 2000 the Emerging Issues Task Force (EITF) issued EITF No. 00-21, "Accounting for Revenue Relationships with Multiple Deliverables." The EITF is effective for fiscal years beginning after July 15, 2003. The new guidance is not expected to have a material impact on the Company's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). This revision retained the disclosure requirements contained in the original SFAS 132, but added additional disclosures about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The annual disclosure provisions of SFAS 132, as revised, are effective for fiscal years ending after December 15, 2003, and are included in the notes to the Company's April 30, 2004, Consolidated Financial Statements.

In December 2003, the Financial Accounting Standards Board (FASB) revised interpretation No. 46, Consolidation of Variable Interest Entities (Fin 46R), an Interpretation of ARB No. 51. Public companies must apply the revised interpretation immediately to entities created after January 31, 2003, no later than the end of the first reporting period that ends after December 15, 2003, and no later than the first reporting period that ends after March 15, 2004, for all other entities. Fin 46R did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The amendments set forth in SFAS 149 require that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. SFAS 149 did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). The statement requires that certain financial instruments be classified as liabilities, instead of equity, in statements of financial position. SFAS 150 was effective August 1, 2003, and did not have an impact on the Company's financial position or results of operations.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
DOLLARS IN THOUSANDS

	April 30	
	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 82,027	$ 33,241
Accounts receivable	127,224	107,242
Taxes receivable	2,768	9,657
Inventories	83,789	83,337
Deferred income tax benefits	18,113	27,314
Prepaid expenses	10,085	11,524
Total Current Assets	324,006	272,315
Product Development Assets	60,755	60,842
Property and Equipment	117,305	114,870
Intangible Assets	276,440	280,872
Goodwill	194,893	192,186
Deferred Income Tax Benefits	18,976	30,597
Other Assets	22,207	20,558
Total Assets	$ 1,014,582	$ 972,240
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ –	$ 35,000
Accounts and royalties payable	68,338	71,296
Deferred subscription revenues	127,224	118,577
Accrued income taxes	19,338	30,632
Deferred income taxes	5,721	–
Other accrued liabilities	85,744	77,624
Total Current Liabilities	306,365	333,129
Long-Term Debt	200,000	200,000
Accrued Pension Liability	48,505	54,907
Other Long-Term Liabilities	31,757	28,192
Deferred Income Taxes	12,891	12,008
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized – 2 million, Issued – zero	–	–
Class A Common Stock, $1 par value: Authorized – 180 million, Issued – 68,465,302 and 68,149,702	68,465	68,150
Class B Common Stock, $1 par value: Authorized – 72 million, Issued – 14,724,960 and 15,040,560	14,725	15,041
Additional paid-in capital	45,887	34,103
Retained earnings	441,533	368,963
Accumulated other comprehensive gain (loss):		
Foreign currency translation adjustment	18,123	10,134
Minimum liability pension adjustment	(15,926)	(17,305)
Unearned deferred compensation	(2,134)	(1,283)
	570,673	477,803
Less Treasury Shares At Cost (Class A – 18,011,826 and 18,076,002; Class B – 3,484,096 and 3,484,096)	(155,609)	(133,799)
Total Shareholders' Equity	415,064	344,004
Total Liabilities and Shareholders' Equity	$ 1,014,582	$ 972,240

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

JOHN WILEY & SONS, INC., AND SUBSIDIARIES DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	For the years ended April 30 2004	2003	2002
Revenue	$ 922,962	$ 853,971	$ 734,396
Costs and Expenses			
Cost of sales	308,905	288,925	243,196
Operating and administrative expenses	474,902	432,700	373,463
Amortization of intangibles	9,776	9,620	17,662
Unusual item – relocation-related expenses	–	2,465	12,312
Total Costs and Expenses	793,583	733,710	646,633
Operating Income	129,379	120,261	87,763
Interest Income and Other	890	262	835
Interest Expense	(5,159)	(7,964)	(7,480)
Income Before Taxes	125,110	112,559	81,118
Provision for Income Taxes	36,270	25,284	23,802
Net Income	$ 88,840	$ 87,275	$ 57,316
Income Per Share			
Diluted	$ 1.41	$ 1.38	$ 0.91
Basic	$ 1.44	$ 1.42	$ 0.94
Cash Dividends Per Share			
Class A Common	$ 0.26	$ 0.20	$ 0.18
Class B Common	$ 0.26	$ 0.20	$ 0.18

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
DOLLARS IN THOUSANDS

	For the years ended April 30		
	2004	2003	2002
Operating Activities			
Net Income	$ 88,840	$ 87,275	$ 57,316
Noncash Items			
Amortization of intangibles	9,776	9,620	17,662
Amortization of composition costs	31,852	29,923	25,653
Depreciation of property and equipment	29,739	23,420	16,007
Reserves for returns, doubtful accounts, and obsolescence	9,012	11,219	6,675
Deferred income taxes	26,685	11,224	451
Net pension expense, net of contributions	(8,603)	5,178	4,269
Write-off of investments	–	–	4,989
Unusual item – accrued relocation-related expenses	–	–	12,312
Other	23,518	24,552	12,254
Changes in Operating Assets and Liabilities			
Decrease (increase) in accounts receivable	(16,627)	(9,346)	(3,520)
Decrease (increase) in taxes receivable	7,141	15,841	(9,022)
Decrease (increase) in inventories	788	(14,594)	(4,657)
Increase (decrease) in deferred subscription revenues	7,365	(4,706)	6,579
Increase (decrease) in other accrued liabilities	12,834	(19,451)	(169)
Net change in other operating assets and liabilities	*(10,108)*	*(1,027)*	5,934
Payment of acquisition-related liabilities	–	–	(12,367)
Cash Provided by Operating Activities	212,212	169,128	140,366
Investing Activities			
Additions to product development assets	(59,426)	(51,835)	(48,039)
Additions to property and equipment	(29,222)	(63,221)	(33,643)
Acquisitions, net of cash acquired	(3,070)	(10,500)	(232,393)
Cash Used for Investing Activities	(91,718)	(125,556)	(314,075)
Financing Activities			
Borrowings of long-term debt	–	–	200,000
Repayment of long-term debt	(35,000)	(30,000)	(30,000)
Cash dividends	(16,270)	(12,344)	(11,015)
Purchase of treasury shares	(26,126)	(11,661)	(1,880)
Proceeds from issuance of stock on option exercises and other	4,958	1,500	2,813
Cash Provided by (Used for) Financing Activities	(72,438)	(52,505)	159,918
Effects of Exchange Rate Changes on Cash	730	2,469	549
Cash and Cash Equivalents			
Increase (decrease) for year	48,786	(6,464)	(13,242)
Balance at beginning of year	33,241	39,705	52,947
Balance at End of Year	$ 82,027	$ 33,241	$ 39,705
Supplemental Information			
Acquisitions			
Fair value of assets acquired	$ 3,070	$ 10,530	$ 307,915
Liabilities assumed	–	(30)	(75,522)
Cash Paid for Businesses Acquired	$ 3,070	$ 10,500	$ 232,393
Cash Paid During the Year for			
Interest	$ 4,620	$ 7,496	$ 6,879
Income taxes (net of refunds)	$ 11,801	$ 3,859	$ 17,080

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
DOLLARS IN THOUSANDS

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Deferred Comp-ensation	Accumulated Other Comprehensive Income (Loss)	Total Share-holder's Equity
Balance at May 1, 2001	$ 68,037	$ 15,153	$ 18,900	$ 247,731	$ (124,926)	$ (1,755)	$ (3,117)	$ 220,023
Director Stock Plan Issuance			29		10			39
Shares Issued Under Employee Benefit Plans			1,121		336			1,457
Purchase of Treasury Shares					(1,880)			(1,880)
Exercise of Stock Options			6,788		3,126			9,914
Class A Common Stock Dividends Declared				(8,918)				(8,918)
Class B Common Stock Dividends Declared				(2,097)				(2,097)
Other	30	(29)				380		381
Comprehensive Income, Net of Tax:								
Net income				57,316				57,316
Foreign currency translation adjustments							583	583
Transition hedge adjustment							(272)	(272)
Derivative cash flow hedges							104	104
Total Comprehensive Income								57,731
Balance at May 1, 2002	$ 68,067	$ 15,124	$ 26,838	$ 294,032	$ (123,334)	$ (1,375)	$ (2,702)	$ 276,650
Shares Issued Under Employee Benefit Plans			4,990		656			5,646
Purchase of Treasury Shares					(11,661)			(11,661)
Exercise of Stock Options			2,275		540			2,815
Class A Common Stock Dividends Declared				(10,024)				(10,024)
Class B Common Stock Dividends Declared				(2,320)				(2,320)
Other	83	(83)				92		92
Comprehensive Income, Net of Tax:								
Net income				87,275				87,275
Foreign currency translation adjustments							12,668	12,668
Derivative cash flow hedges							168	168
Minimum liability pension adjustment, net of $9,299 of tax							(17,305)	(17,305)
Total Comprehensive Income								82,806
Balance at May 1, 2003	$ 68,150	$ 15,041	$ 34,103	$ 368,963	$ (133,799)	$ (1,283)	$ (7,171)	$ 344,004
Shares Issued Under Employee Benefit Plans			4,203		1,371			5,574
Purchase of Treasury Shares					(26,126)			(26,126)
Exercise of Stock Options			7,581		2,945			10,526
Class A Common Stock Dividends Declared				(13,318)				(13,318)
Class B Common Stock Dividends Declared				(2,952)				(2,952)
Other	315	(316)				(851)		(852)
Comprehensive Income, Net of Tax:								
Net income				88,840				88,840
Foreign currency translation adjustments							7,989	7,989
Minimum liability pension adjustment, net of ($741) of tax							1,379	1,379
Total Comprehensive Income								98,208
Balance at April 30, 2004	$ 68,465	$ 14,725	$ 45,887	$ 441,533	$ (155,609)	$ (2,134)	$ 2,197	$ 415,064

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise).

The Company is a global publisher of print and electronic products, providing must-have content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical, and medical journals, encyclopedias, books, and online products and services; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation ✲ The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates ✲ The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition ✲ In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Sales Returns and Doubtful Accounts ✲ The Company provides an estimated allowance for doubtful accounts and for future returns on sales made during the year principally based on historical experience. The allowance for doubtful accounts and returns (estimated returns net of inventory and royalty costs) is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $75.1 million and $74.7 million at April 30, 2004 and 2003, respectively.

Inventories ✲ Inventories are stated at cost or market, whichever is lower. U.S. book inventories aggregating $66.7 million and $68.1 million at April 30, 2004 and 2003, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out method.

Product Development Assets ✲ Product development assets consist of composition costs and royalty advances to authors. Costs associated with developing any publication are expensed until the product is determined to be commercially viable. Composition costs, primarily representing the costs incurred to bring an edited commercial manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned by the authors based on sales of the published works. Author advances are periodically reviewed for recoverability.

Internal-Use Software Costs ✲ Costs incurred during the application development stage to obtaining or develop computer software for internal use including costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the software project, are capitalized and amortized over the expected useful life of the related software. Costs incurred during the preliminary project stage, as well as maintenance, training, and upgrades that do not result in additional functionality, are expensed as incurred.

Advertising Expense • The cost of advertising is expensed as incurred.

Depreciation and Amortization • Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or the duration of the various leases, using the straight-line method. Furniture and fixtures are depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment and capitalized software are amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Goodwill and Other Intangible Assets • Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and non-compete agreements. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS 142), effective May 1, 2002. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. Other finite-lived intangible assets continue to be amortized over their useful lives.

Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Noncompete agreements are amortized over the terms of the individual agreement. Prior to fiscal 2003, goodwill and other intangible assets were amortized using the straight-line method over periods ranging from 5 to 40 years for acquisitions prior to July 1, 2001.

Impairment of Long-Lived Assets • The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" (SFAS 144) effective May 1, 2002. The initial adoption of SFAS 144 did not have a significant impact on the Company's results of operations or financial position. Under SFAS 144, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

In fiscal year 2002, the Company assessed the carrying value and recoverability of certain investments based on analysis of undiscounted future cash flows. As a result, $5.0 million was written off and charged against operating income in fiscal year 2002.

Derivative Financial Instruments – Foreign Exchange Contracts • The Company, from time to time, enters into forward exchange contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures. The Company does not use financial instruments for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and, depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The adoption of these new standards as of May 1, 2002, resulted in a transition adjustment loss of $.3 million after taxes, which is included as part of other comprehensive income.

For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. For hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction are specifically identified, and it must be probable that each forecasted transaction will occur. If it is deemed probable that the forecasted transaction will not occur, the gain or loss is recognized in earnings currently.

During the first quarter of fiscal year 2004 the Company entered into derivative contracts to hedge potential foreign currency volatility on a portion of fiscal year 2004 inventory purchases. The contracts were designated as cash flow hedges and were considered by management to be highly effective. All of the derivative foreign exchange contracts settled during fiscal year 2004 resulting in a loss of approximately $0.3 million, which is recognized in cost of sales as the related inventory is sold.

At April 30, 2004, there were no open foreign exchange derivative contracts. Included in operating and administrative expenses were net foreign exchange transaction losses of approximately $1.4 million, $.7 million, and $.3 million in fiscal years 2004, 2003, and 2002, respectively.

Foreign Currency Translation • The Company translates the results of operations of its international subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Stock-Based Compensation • Stock options and restricted stock grants are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Accordingly, the Company recognizes no compensation expense for fixed stock option grants since the exercise price is equal to the fair value of the shares at date of grant. For restricted stock grants, compensation cost is generally recognized ratably over the vesting period based on the fair value of shares.

The fair value of the awards was estimated at the date of grant using the Black Scholes option-pricing model.

The per share value of options granted in connection with the Company's stock option plans has been estimated with the following weighted average assumptions:

	2004	2003	2002
Expected Life of Options (Years)	8.1	8.0	8.0
Risk-Free Interest Rate	2.9%	4.9%	5.2%
Volatility	30.7%	34.3%	33.6%
Dividend Yield	1.0%	0.8%	0.9%
Weighted Average Fair Value	$ 8.97	$ 11.09	$ 10.19

For purposes of the following pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information under SFAS No. 123 and SFAS No. 148 was as follows:

	2004	2003	2002
Net Income as Reported	$ 88,840	$ 87,275	$ 57,316
Stock-Based Compensation, Net of Tax, Included in the Determination of Net Income as Reported:			
Restricted stock plans	2,642	1,436	2,049
Director stock plan	42	230	207
Stock-Based Compensation Costs, Net of Tax Determined Under the Fair Value Method	(7,145)	(5,521)	(5,182)
Pro Forma Net Income	$ 84,379	$ 83,420	$ 54,390
Reported Earnings Per Share			
Diluted	$ 1.41	$ 1.38	$ 0.91
Basic	$ 1.44	$ 1.42	$ 0.94
Pro Forma Earnings Per Share			
Diluted	$ 1.34	$ 1.32	$ 0.86
Basic	$ 1.37	$ 1.36	$ 0.90

Cash Equivalents • Cash equivalents consist primarily of highly liquid investments with a maturity of three months or less and are stated at cost plus accrued interest, which approximates market value.

Recent Accounting Standards • In July 2000 the Emerging Issues Task Force (EITF) issued EITF No. 00-21, "Accounting for Revenue Relationships with Multiple Deliverables." The EITF is effective for fiscal years beginning after July 15, 2003. The new guidance is not expected to have a material impact on the Company's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). This revision retained the disclosure requirements contained in the original SFAS 132, but added additional disclosures about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The annual disclosure provisions of SFAS 132, as revised, are effective for fiscal years ending after December 15, 2003, and are included in the notes to the Company's April 30, 2004, Consolidated Financial Statements.

In December 2003, the Financial Accounting Standards Board (FASB) revised interpretation No. 46 Consolidation of Variable Interest Entities (FIN 46R), an Interpretation of ARB No. 51. Public companies must apply the revised interpretation immediately to entities created after January 31, 2003, no later than the end of the first reporting period that ends after December 15, 2003, and no later than the first reporting period that ends after March 15, 2004, for all other entities. FIN 46R did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The amendments set forth in SFAS 149 require that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. SFAS 149 did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). The statement requires that certain financial instruments be classified as liabilities, instead of equity, in statements of financial position. SFAS 150 was effective August 1, 2003, and did not have an impact on the Company's financial position or results of operations.

INCOME PER SHARE

A reconciliation of the shares used in the computation of net income per share for the years ended April 30 follows:

DOLLARS IN THOUSANDS	2004	2003	2002
Weighted Average Shares Outstanding	62,009	61,675	60,937
Less: Unearned Deferred Compensation Shares	(238)	(171)	(247)
Shares Used for Basic Income Per Share	61,771	61,504	60,690
Dilutive Effect of Stock Options and Other Stock Awards	1,455	1,582	2,404
Shares Used for Diluted Income Per Share	63,226	63,086	63,094

For the years ended April 30, 2004, 2003, and 2002 options to purchase Class A Common Stock of zero, .9 million, and zero, respectively, have been excluded from the shares used for diluted income per share as their inclusion would have been antidilutive.

ACQUISITIONS

During fiscal year 2004, the Company invested $3.1 million in acquisitions including payments to complete prior year acquisitions, the purchase of publishing rights to Higher Education titles and publishing rights to several Scientific, Technical, and Medical journals.

During fiscal year 2003, the Company acquired publishing assets aggregating $10.5 million, which include teacher-education titles from Prentice Hall Direct/Pearson Education, turf grass management and golf-course design titles from Sleeping Bear Press/Ann Arbor Press, technology titles from Peer Information Ltd. published under the Wrox Press Ltd. and Friends of Ed Ltd. imprints, life-science textbooks from Fitzgerald Science Press, Inc., and the Book of Yields from Chef Desk. The cost of these investments were principally allocated to acquired publishing rights and noncompete agreements that are being amortized on a straight-line basis over estimated average useful lives ranging from 5 to 20 years.

In September 2001, the Company acquired 100% of the outstanding shares of Hungry Minds, Inc. (Hungry Minds), for a total purchase price of approximately $184.1 million, consisting of approximately $90.2 million in cash for the common stock of Hungry Minds, $91.7 million in cash to enable Hungry Minds to repay its outstanding debt, and fees and expenses of approximately $2 million. Hungry Minds is a leading publisher with a collection of respected brands including the *For Dummies, Unofficial Guide,* the technological *Bible* and *Visual* series, *Frommer's* travel guides, *CliffsNotes, Webster's New World* dictionaries, *Betty Crocker* and *Weight Watchers* cookbooks, and other market-leading brands. Through the Hungry Minds acquisition, the Company substantially increased its strong collection of content, thereby enhancing its competitive position in the P/T segment. The Hungry Minds brands are well known in the United States and abroad.

The results of operations of Hungry Minds have been included in the Company's consolidated financial statements since the date of acquisition. The cost of the acquisition was allocated on the estimated fair values of the assets acquired and the liabilities assumed.

During fiscal year 2003, the Company finalized the purchase accounting for the Hungry Minds acquisition, resulting in no material change to the Company's financial position. The following table summarizes the final allocation for the purchase price for the Hungry Minds assets acquired and liabilities assumed at the date of acquisition:

DOLLARS IN THOUSANDS

Current Assets	$ 84,163
Product Development Assets	10,661
Property and Equipment	3,839
Goodwill	90,603
Other Intangible Assets	58,600
Deferred Income Tax Benefit	9,282
Total assets acquired	257,148
Current Liabilities	(55,776)
Long-Term Liabilities	(17,239)
Total liabilities assumed	(73,015)
Net assets acquired	$ 184,133

In fiscal year 2002, the Company also acquired four other businesses for purchase prices aggregating $35.1 million. These included A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and health care sectors; GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries; and Frank J. Fabozzi Publishing and an Australian publisher, Wrightbooks Pty Ltd., both publishing high-quality finance books for the professional market.

The final intangible assets recorded for all of the above fiscal year 2002 acquisitions, including Hungry Minds, were as follows:

DOLLARS IN THOUSANDS	AMOUNT RECORDED	TAX-DEDUCTIBLE AMOUNT
Goodwill	$ 104,962	$ 977
Other Intangible Assets Not Subject to Amortization		
Branded trademarks	$ 57,900	$ 48,592
Acquired publication rights	11,498	–
Total	$ 69,398	$ 48,592
Other Intangible Assets Subject to Amortization		
Acquired publication rights	$ 12,746	$ 9,482
Noncompete agreements	150	150
Total	$ 12,896	$ 9,632

The weighted average amortization period for acquired publication rights subject to amortization was 27 years and 5 years for noncompete agreements. The following unaudited pro forma financial information presents the results of operations of the Company as if the above acquisitions had been consummated as of May 1, 2000. The unaudited pro forma financial information is not necessarily indicative of the actual results that would have been achieved had the acquisition actually been consummated as of May 1, 2000, nor is it necessarily indicative of the future results of operations.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	2002
Revenue	$ 818,038
Net Income	$ 36,593
Income Per Diluted Share	$ 0.58

During fiscal year 2002, the Company also acquired publishing assets consisting of 47 higher education titles from Thomson Learning for approximately $16.1 million in cash. The titles are in such publishing areas as business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology. The excess of cost over the fair value of the tangible assets acquired amounted to approximately $13.5 million, relating to acquired publishing rights that are being amortized on a straight-line basis over 20 years.

All acquisitions have been accounted for by the purchase method, and the accompanying financial statements include their results of operations since their respective dates of acquisition.

HEADQUARTERS RELOCATION

In the fourth quarter of fiscal year 2002, the Company finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The first quarter of fiscal year 2003 and the fourth quarter of fiscal year 2002 include charges for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share; and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, for the respective periods. The costs include moving costs, duplicate rent payments, rent payments on the vacated facility, and the accelerated depreciation of leasehold improvements and certain furniture, fixtures, and equipment based on revised estimates of useful lives.

INVENTORIES

Inventories at April 30 were as follows:

DOLLARS IN THOUSANDS	2004	2003
Finished Goods	$ 74,310	$ 76,452
Work-in-Process	7,582	5,643
Paper, Cloth, and Other	4,397	4,798
	86,289	86,893
LIFO Reserve	(2,500)	(3,556)
Total	$ 83,789	$ 83,337

PRODUCT DEVELOPMENT ASSETS

Product development assets consisted of the following at April 30:

DOLLARS IN THOUSANDS	2004	2003
Composition Costs	$ 32,379	$ 31,959
Royalty Advances	28,376	28,883
Total	$ 60,755	$ 60,842

Composition costs are net of accumulated amortization of $76,248 in 2004 and $67,683 in 2003.

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at April 30:

DOLLARS IN THOUSANDS	2004	2003
Land and Land Improvements	$ 5,027	$ 3,539
Buildings and Leasehold Improvements	62,188	58,367
Furniture and Fixtures	49,506	44,344
Computer Equipment and Capitalized Software	122,581	99,011
	239,302	205,261
Accumulated Depreciation	(121,997)	(90,391)
Total	$ 117,305	$ 114,870

The net book value of capitalized software costs was $30.0 million and $24.8 million as of April 30, 2004 and 2003, respectively. The depreciation expense recognized in 2004, 2003, and 2002 for capitalized software costs was approximately $10.8 million, $6.0 million, and $5.9 million, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

On May 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) which eliminates the requirement to amortize goodwill and those intangible assets that have indefinite useful lives, but requires an annual test for impairment or more frequently if impairment indicators arise. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The Company completed its initial evaluation and assessment of its goodwill and other intangible assets in accordance with SFAS 142 during the first quarter of fiscal year 2003. No impairment charge wasrequired. The Company reclassified certain acquired publication rights to indefinite life intangibles in connection with the implementation of SFAS 142.

The following table represents net income and earnings per share adjusted for the non-amortization provision of SFAS 142:

	Year Ended April 30		
	2004	2003	2002
Net Income, as Reported	$ 88,840	$ 87,275	$ 57,316
Add Back: Amortization Expense, Net of Tax			
Indefinite lived intangibles	–	–	4,001
Goodwill	–	–	3,844
Adjusted Net Income	$ 88,840	$ 87,275	$ 65,161
Income Per Diluted Share:			
As reported	$ 1.41	$ 1.38	$ 0.91
Adjusted	$ 1.41	$ 1.38	$ 1.03
Income Per Basic Share:			
As reported	$ 1.44	$ 1.42	$ 0.94
Adjusted	$ 1.44	$ 1.42	$ 1.07

The following table summarizes the activity in goodwill by segment:

DOLLARS IN THOUSANDS	As of April 30, 2003	Acquisitions and Dispositions	Cumulative Translation and Other Adjustments	As of April 30, 2004
P/T	$ 147,256	–	–	$ 147,256
STM	23,193	–	–	23,193
European	19,830	730	1,711	22,271
Other	1,907	–	266	2,173
Total	$ 192,186	730	1,977	$ 194,893

The following table summarizes intangibles subject to amortization as of April 30:

DOLLARS IN THOUSANDS	2004	2003
Acquired Publication Rights	$ 155,054	$ 150,708
Accumulated Amortization	(53,505)	(43,918)
Net Acquired Publication Rights	$ 101,549	$ 106,790
Covenants Not to Compete	$ 890	$ 900
Accumulated Amortization	(483)	(303)
Net Covenants Not to Compete	$ 407	$ 597
Total	$ 101,956	$ 107,387

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years are as follows: 2005 – $9.9 million; 2006 – $9.5 million; 2007 – $9.3 million; 2008 – $9.1 million; and 2009 – $9.0 million.

The following table summarizes other intangibles not subject to amortization as of April 30:

DOLLARS IN THOUSANDS	2004	2003
Acquired Publication Rights	$ 116,584	$ 115,585
Branded Trademarks	57,900	57,900
Total	$ 174,484	$ 173,485

OTHER ACCRUED LIABILITIES

Other accrued liabilities as of April 30 consisted of the following:

DOLLARS IN THOUSANDS	2004	2003
Accrued Compensation	$ 42,053	$ 31,201
Pension Liability	4,563	8,048
Rent	2,313	2,505
Employee Benefits	3,471	3,171
Other	33,344	32,699
Total	$ 85,744	$ 77,624

INCOME TAXES

The provision for income taxes for the year ended April 30 was as follows:

DOLLARS IN THOUSANDS	2004	2003	2002
Current Provision (Benefit)			
U.S. – federal	$ (1,198)	$ 4,946	$ 14,984
International	9,425	8,186	7,045
State and local	1,358	928	1,322
Total Current Provision	9,585	14,060	23,351
Deferred Provision (Benefit)			
U.S. – federal	21,529	16,923	(2,436)
International	2,600	(8,159)	1,983
State and local	2,556	2,460	904
Total Deferred Provision	26,685	11,224	451
Total Provision	$ 36,270	$ 25,284	$ 23,802

Included in the Company's consolidated statements of cash flows as cash provided by operating activities under the changes in other assets and liabilities caption are tax benefits related to the exercise of stock options and restricted stock held by employees amounting to $7.9 million, $3.0 million, and $8.0 million for fiscal years 2004, 2003, and 2002, respectively, which serve to reduce current income taxes payable.

International and United States pretax income for the year ended April 30 was as follows:

DOLLARS IN THOUSANDS	2004	2003	2002
International	$ 41,853	$ 37,015	$ 29,707
United States	83,257	75,544	51,411
Total	$ 125,110	$ 112,559	$ 81,118

The Company's effective income tax rate as a percent of pretax income differed from the U.S. federal statutory rate as shown below:

	2004	2003	2002
U.S. Federal Statutory Rate	35.0%	35.0%	35.0%
State and Local Income Taxes, Net of Federal Income Tax Benefit	2.0	2.0	1.7
Tax Benefit Derived from FSC/EIE Income	(1.6)	(2.1)	(3.0)
Foreign Source Earnings Taxed at Other Than U.S. Statutory Rate	(2.9)	(.8)	(4.9)
Foreign Reorganization	–	(10.7)	–
Amortization of Intangibles	–	–	2.0
Tax Benefit	(2.4)	–	–
Other – Net	(1.1)	(.9)	(1.5)
Effective Income Tax Rate	29.0%	22.5%	29.3%

In fiscal year 2004 the Company reported a tax benefit related to the favorable resolution of certain Federal, State and foreign tax matters.

During the second quarter of fiscal year 2003 the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible net asset basis of the merged subsidiaries to fair market value creating a tax asset greater than the related book value. The $12 million benefit attributable to the increase tax basis reduced the Company's fiscal year 2003 effective tax rate by 10.7%. The $12 million benefit includes the release of $7.8 million of valuation allowance recorded in prior years.

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The significant components of deferred tax assets and liabilities at April 30 were as follows:

	2004		2003	
DOLLARS IN THOUSANDS	Current	Long-Term	Current	Long-Term
Reserve for Sales Returns and Doubtful Accounts	$ 17,617	$ 438	$ 23,969	$ 404
Inventory	(5,358)	–	2,708	–
Accrued Expenses	133	4,938	637	5,321
Capitalized Costs	–	5,657	–	5,623
Retirement and Post-employment Benefits	–	12,881	–	15,627
Depreciation and Amortization	–	(25,232)	–	(10,035)
Long-Term Liabilities	–	7,403	–	1,649
Net Deferred Tax Assets	$ 12,392	$ 6,085	$ 27,314	$ 18,589

In general, the Company plans to continue to invest the undistributed earnings of its international subsidiaries in those businesses, and therefore no provision is made for taxes that would be payable if such earnings were distributed. At April 30, 2004, the undistributed earnings of international subsidiaries approximated $90.9 million and, if remitted currently, would result in additional taxes approximating $1.2 million.

NOTES PAYABLE AND DEBT

Outstanding term loans consisted of $200 million due September 2006 and $35 million due and paid October 2003.

The weighted average interest rates on the term loans during fiscal years 2004 and 2003 were 1.87% and 2.35%, respectively. As of April 30, 2004 and 2003, the weighted average rates for the term loans were 2.00% and 2.11%, respectively.

To finance the Hungry Minds acquisition, as well as to provide funds for general working capital and other needs, in fiscal year 2002, the Company obtained an additional $300 million bank credit facility with 13 banks, consisting of a $200 million five-year term loan facility to be repaid in September 2006 and a $100 million revolving credit facility. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .625% to 1.375% depending on the coverage ratio of debt to EBITDA; or (ii) at the higher of (a) the Federal Funds Rate plus .5% or (b) UBS's prime rate, plus an applicable margin ranging from 0% to .375% depending on the coverage ratio of debt to EBITDA. In addition, the Company pays a commitment fee ranging from .125% to .225% on the unused portion of the facility, depending on the coverage ratio of debt to EBITDA.

In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding.

The credit agreements contain certain restrictive covenants related to minimum net worth, funded debt levels, an interest coverage ratio, and restricted payments, including a cumulative limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $214 million was available for such restricted payments as of April 30, 2004.

The Company and its subsidiaries have other short-term lines of credit aggregating $32 million at various interest rates. Information relating to all short-term lines of credit follows:

DOLLARS IN THOUSANDS	2004	2003	2002
End of Year			
Amount outstanding	$ —	$ —	$ —
Weighted average interest rate	—	—	—
During the Year			
Maximum amount outstanding	$ 65,000	$ 95,000	$ 70,000
Average amount outstanding	$ 14,241	$ 29,500	$ 14,137
Weighted average interest rate	1.8%	2.1%	2.9%

The Company's total available lines of credit as of April 30, 2004, were $132 million. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximates the carrying value.

COMMITMENTS AND CONTINGENCIES

The following schedule shows the composition of rent expense for operating leases:

DOLLARS IN THOUSANDS	2004	2003	2002
Minimum Rental	$ 23,218	$ 24,819	$ 24,463
Less: Sublease Rentals	(1,428)	(156)	(303)
Total	$ 21,790	$ 24,663	$ 24,160

Future minimum payments under operating leases aggregated $235.3 million at April 30, 2004. Future annual minimum payments under these leases are $24.5 million, $23.7 million, $22.8 million, $22.2 million, and $21.7 million for fiscal years 2005 through 2009, respectively.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

RETIREMENT PLANS

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and final average compensation, as defined.

The Company has agreements with certain officers and senior management personnel that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The Company provides contributory life insurance and health care benefits, subject to certain dollar limitations for substantially all of its retired U.S. employees. The cost of such benefits is expensed over the years the employee renders service and is not funded in advance. The accumulated post-retirement benefit obligation as of April 30, 2004 and 2003, was $1.4 million and $1.1 million, respectively. Expenses for these plans for all years were immaterial.

The Company has a defined contribution 401(k) savings plan. The Company contribution is based on employee contributions and the level of Company match. The expense for this plan amounted to approximately $2.9 million, $2.5 million, and $1.9 million in 2004, 2003, and 2002, respectively.

The components of net pension expense for the defined benefit plans were as follows:

DOLLARS IN THOUSANDS	2004	2003	2002
Service Cost	$ 6,962	$ 6,519	$ 6,174
Interest Cost	9,651	9,350	8,044
Expected Return on Plan Assets	(6,830)	(6,889)	(6,987)
Net Amortization of Prior Service Cost	666	645	511
Net Amortization of Unrecognized Transition Asset	(25)	(39)	(213)
Recognized Net Actuarial Loss	2,177	885	363
Net Pension Expense	$ 12,601	$ 10,471	$ 7,892

The weighted-average assumptions used to determine net pension expense for the years ended April 30 were as follows:

	2004	2003	2002
Discount Rate	6.3%	7.1%	7.1%
Rate of Compensation Increase	3.7%	5.8%	5.7%
Expected Return on Plan Assets	7.9%	7.9%	8.0%

In fiscal year 2003, certain international plans were amended to require participants to make annual contributions to their plan. In fiscal year 2002, the U.S. plan was amended to provide that final average compensation be based on the highest three consecutive years ended December 31, 1997, or, if employed after that date, the first three consecutive years after that date. Neither of these amendments had a material impact on pension expense for both years. The Company may, but is not required to, update from time to time the ending date for the three-year period used to determine final average compensation. The net pension expense included above for the international plans amounted to approximately $6.3 million, $5.4 million, and $3.8 million for 2004, 2003, and 2002, respectively.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations. The unfunded plans relate primarily to a non-U.S. subsidiary, which is governed by local statutory requirements, and the domestic supplemental retirement plans for certain officers and senior management personnel.

DOLLARS IN THOUSANDS	2004		2003	
	Funded	Unfunded	Funded	Unfunded
Change in Plan Assets				
Fair Value of Plan Assets, Beginning of Year	$ 78,608	$ –	$ 82,540	$ –
Actual Return on Plan Assets	13,038	–	(7,037)	–
Employer Contributions	19,633	1,571	3,782	1,511
Participants' Contributions	472	–	220	–
Benefits Paid	(4,984)	(1,571)	(4,057)	(1,511)
Foreign Currency Rate Changes	4,130	–	3,160	–
Fair Value, End of Year	$ 110,897	$ –	$ 78,608	$ –
Change In Benefit Obligation				
Benefit Obligation, Beginning of Year	$ (118,264)	$ (31,832)	$ (95,289)	$ (28,009)
Service Cost	(5,842)	(1,120)	(5,338)	(1,181)
Interest Cost	(7,689)	(1,962)	(7,280)	(2,070)
Employees' Contributions	(416)	–	(220)	–
Actuarial Gain (Loss)	(6,260)	16	(10,068)	326
Benefits Paid	4,984	1,571	4,057	1,511
Foreign Currency Rate Changes	(6,422)	(1,040)	(4,126)	(2,409)
Benefit Obligation, End of Year	$ (139,909)	$ (34,367)	$ (118,264)	$ (31,832)
Funded Status	$ (29,012)	$ (34,367)	$ (39,656)	$ (31,832)
Unrecognized Net Asset	210	6	(63)	–
Unrecognized Prior Service Cost	4,419	404	4,805	505
Unrecognized Net Actuarial Loss	31,960	2,818	32,138	3,010
Prepaid (Accrued) Pension Cost	$ 7,577	$ (31,139)	$ (2,776)	$ (28,317)
Amounts Recognized In The Statement of Financial Position				
Deferred Pension Asset	$ 992	$ –	$ 686	$ –
Accrued Pension Liability	(21,669)	(31,399)	(34,221)	(28,734)
Other Asset	3,891	119	4,333	239
Accumulated Other Comprehensive Income	24,363	141	26,426	178
Net Amount Recognized	$ 7,577	$ (31,139)	$ (2,776)	$ (28,317)
Weighted Average Assumtions Used In Determining Assets and Liabilities				
Discount Rate	6.1%	6.1%	6.3%	6.2%
Expected Return on Plan Assets	8.0%	–	7.9%	–
Rate of Compensation Increase	3.6%	3.7%	3.6%	3.9%
Accumulated Benefit Obligations	$ (131,212)	$(30,668)	$ (110,608)	$ (28,008)
Increase/(Decrease) in Minimum Liability Included in Accumulated Other Comprehensive Income (Above)	$ (2,063)	$ (37)	$ 26,426	$ 178

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $170.1 million, $158.8 million, and $106.4 million, respectively, as of April 30, 2004, and $145.5 million, $136.2 million, $74.0 million, respectively, as of April 30, 2003.

The asset allocation for the domestic defined benefit pension plan as of the measurement date, by asset category, is as follows:

	Percentage of Plan Assets	
Asset Category	2004	2003
Equity Securities	48%	47%
Debt Securities	47%	46%
Real Estate	5%	7%
Total	100%	100%

The investment goal for the defined benefit pension plan is to generate an above-average return in a diversified portfolio of stocks, bonds, and real estate. The plan's risk management practices provide guidance to the balanced investment manager, including guidelines for asset concentration, credit rating, and liquidity. Asset allocation favors a balanced portfolio, with a target allocation of approximately 50% equity securities, 45% fixed income securities, and 5% real estate. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges.

The expected long-term rate of return was estimated using market benchmarks for equities, real estate, and bonds applied to the plan's target asset allocation. Expected returns are estimated by asset class and represent the sum of expected real rates of return plus anticipated inflation. The expected long-term rate is then compared to actual historic investment performance of the plan assets and evaluated through consultation with investment advisors.

Wiley does not anticipate making a contribution to its domestic defined benefit pension plan in 2005 as, currently, none is statutorily required. However, from time to time, the Company may elect to voluntarily contribute to the plan to improve its funded status.

EQUITY COMPENSATION PLANS

All equity compensation plans have been approved by security holders. The number of securities to be issued upon exercise of outstanding options, warrants, and rights as of April 30, 2004, was 5,047,980 at a weighted average exercise price of $20.12. The number of securities remaining available for future issuance under equity compensation plans was 4,466,812, excluding securities reserved for current outstanding options.

Under the Company's Long-Term Incentive Plan, qualified employees are eligible to receive awards that may include stock options, performance stock awards, and restricted stock awards subject to an overall maximum of 8,000,000 shares and up to a maximum per year of 600,000 shares of Class A stock to any one individual.

The exercise price of options granted under the plan may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable, in part or in full, over a maximum period of 10 years from the date of grant, and generally vest within five years from the date of the grant. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

A summary of the activity and status of the Company's stock option plans was as follows:

	2004		2003		2002	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at Beginning of Year	5,034,904	$ 16.98	4,599,704	$ 14.44	5,080,703	$ 11.21
Granted	928,834	$ 25.32	900,809	$ 24.90	656,143	$ 23.15
Exercised	(881,013)	$ 7.63	(427,356)	$ 5.78	(1,131,142)	$ 4.95
Canceled	(34,745)	$ 21.77	(38,253)	$ 23.17	(6,000)	$ 17.91
Outstanding at End of Year	5,047,980	$ 20.12	5,034,904	$ 16.98	4,599,704	$ 14.44
Exercisable at End of Year	2,104,909	$ 14.22	2,161,372	$ 10.08	2,021,876	$ 8.05

The following table summarizes information about stock options outstanding and options exercisable at April 30, 2004:

Options Outstanding			Options Exercisable	
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING TERM	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
156,060	0.8 years	$6.33	156,060	$ 6.33
1,233,346	3.5 years	11.62	1,233,346	11.62
172,279	5.5 years	16.60	165,529	16.57
1,091,774	6.3 years	22.10	369,974	20.63
2,394,521	8.0 years	24.74	180,000	23.57
5,047,980	6.2 years	$20.12	2,104,909	$ 14.22

Under the terms of the Company's executive long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards will be payable in restricted shares of the Company's Class A Common stock. The restricted shares vest equally as to 50% on the first and second anniversary date after the award is earned. Compensation expense is charged to earnings over the respective three-year period.

The Company also grants restricted shares of the Company's Class A Common Stock to key executive officers and others in connection with their employment. The restricted shares generally vest one third at the end of the third, fourth, and fifth years following the date of the grant. Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Compensation expense is charged to earnings ratably over five years, or sooner if vesting is accelerated, from the dates of grant. Restricted shares issued in connection with the above plans amounted to 177,605; 84,376; and 12,000 shares at weighted average fair values of $25.16; $26.08; and $23.92 per share in 2004; 2003; and 2002 respectively.

Under the terms of the Company's Director Stock Plan, (the "Plan") each member of the Board of Directors who is not an employee of the Company is awarded either (a) Class A Common Stock equal to 50% of the board member's annual cash compensation, based on the stock price on the date of grant, or (b) stock options equal to 150% of the annual cash compensation divided by the stock price on the date of grant. Directors' stock options are 100% exercisable at date of grant. In fiscal year 2004, 4,109 shares of common stock were issued under the Plan. In fiscal years 2003 and 2002, 13,224 and 24,343 stock options were granted under the plan at an exercise price of $21.44 and $19.54, respectively.

Directors may also elect to receive all or a portion of their cash compensation in stock. No cash compensation was received in the form of shares for fiscal years 2004 and 2003. Shares of common stock issued in lieu of cash in fiscal year 2002 were 1,729.

CAPITAL STOCK AND CHANGES IN CAPITAL ACCOUNTS

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to four million shares of its Class A common stock may be purchased from time to time in the open market and through privately negotiated transactions. During fiscal year 2004 the Company repurchased 937,150 shares at an average price of $27.90 per share under the current and previous programs. As of April 30, 2004, the Company has authorization from the Board of Directors of the Company to purchase up to 3.8 million additional shares.

SEGMENT INFORMATION

The Company is a global publisher of print and electronic products, providing must-have content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical and medical journals, encyclopedias, books, and online products and services; and educational materials for advanced placement, undergraduate, and graduate students, teachers, and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

The Company's reportable segments are based on the management reporting structure, which is also used to evaluate performance. Segment information is as follows:

DOLLARS IN THOUSANDS

2004	U.S. SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS AND CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$ 306,042	$ 170,526	$ 128,067	$ 604,635	$ 220,756	$ 97,571	$ –	$ 922,962
Intersegment Sales	34,210	7,574	24,794	66,578	17,680	1,415	(85,673)	–
Total Revenue	$ 340,252	$ 178,100	$ 152,861	$ 671,213	$ 238,436	$ 98,986	$ (85,673)	$ 922,962
Direct Contribution to Profit	$ 93,945	$ 86,310	$ 41,749	$ 222,004	$ 74,585	$ 22,218	$ –	$ 318,807
Shared Services and Admin. Costs [a]								$ (189,428)
Operating Income								129,379
Interest Expense – Net								(4,269)
Income Before Taxes								$ 125,110
Total Assets	$ 395,550	$ 56,277	$ 113,614	$ 565,441	$ 237,574	$ 39,146	$ 172,421	$1,014,582
Expenditures for Other Long-Lived Assets	$ 26,822	$ 11,620	$ 11,150	$ 49,592	$ 15,642	$ 4,445	$ 22,039	$ 91,718
Depreciation and Amortization	$ 16,728	$ 4,276	$ 13,904	$ 34,908	$ 13,013	$ 3,037	$ 20,409	$ 71,367

DOLLARS IN THOUSANDS

2003	U.S. SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS AND CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$ 289,090	$ 160,017	$ 124,017	$ 573,124	$ 194,326	$ 86,521	$ –	$ 853,971
Intersegment Sales	32,873	8,191	24,203	65,267	16,156	793	(82,216)	–
Total Revenue	$ 321,963	$ 168,208	$ 148,220	$ 638,391	$ 210,482	$ 87,314	$ (82,216)	$ 853,971
Direct Contribution to Profit	$ 87,354	$ 77,937	$ 39,938	$ 205,229	$ 69,191	$ 16,278	$ –	$ 290,698
Shared Services and Admin. Costs [a]								$ (167,972)
Unusual Item [b]								(2,465)
Operating Income								120,261
Interest Expense – Net								(7,702)
Income Before Taxes								$ 112,559
Total Assets	$ 391,075	$ 55,868	$ 117,165	$ 564,108	$ 228,013	$ 36,565	$ 143,554	$ 972,240
Expenditures for Long-Lived Assets	$ 35,218	$ 9,258	$ 13,812	$ 58,288	$ 26,150	$ 3,602	$ 37,516	$ 125,556
Depreciation and Amortization	$ 16,849	$ 4,130	$ 12,650	$ 33,629	$ 10,054	$ 2,403	$ 16,877	$ 62,963

DOLLARS IN THOUSANDS	2002							
	U.S. SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS AND CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$ 238,060	$ 157,503	$ 119,833	$ 515,396	$ 151,442	$ 67,558	$ –	$ 734,396
Intersegment Sales	15,012	7,427	21,463	43,902	12,662	760	(57,324)	–
Total Revenue	$ 253,072	$ 164,930	$ 141,296	$ 559,298	$ 164,104	$ 68,318	$ (57,324)	$ 734,396
Direct Contribution to Profit	$ 63,210	$ 71,085	$ 44,272	$ 178,567	$ 56,664	$ 15,199	$ –	$ 250,430
Shared Services and Admin. Costs [a]								$ (150,355)
Unusual Items [b]								(12,312)
Operating Income								87,763
Interest Expense – Net								(6,645)
Income Before Taxes								$ 81,118
Total Assets	$ 397,054	$ 55,787	$ 103,496	$ 556,337	$ 198,432	$ 30,334	$111,042	$ 896,145
Goodwill Acquired	$ 90,656	$ –	$ –	$ 90,656	$11,646	$ 1,596	$ –	$ 103,898
Expenditures for Other Long-Lived Assets	$ 122,090	$ 7,581	$ 25,458	$ 155,129	$ 34,196	$ 3,112	$ 17,740	$ 210,177
Depreciation and Amortization	$ 19,096	$ 5,955	$ 11,330	$ 36,381	$ 11,922	$ 2,051	$ 8,968	$ 59,322

(a) The following chart is a detail of Shared Services and Administrative Costs:

DOLLARS IN THOUSANDS	2004	2003	2002
Distribution	$ 47,174	$ 45,680	$ 37,627
Information Technology	51,918	42,427	39,750
Finance	29,900	27,919	23,691
Other Administration	60,436	51,946	49,287
Total	$ 189,428	$ 167,972	$ 150,355

(b) Relocation related expenses

During fiscal year 2003, the Company centralized several Web development activities, which were previously in the publishing operations. This organizational change enables the Company to leverage these capabilities more efficiently across all of its global businesses. The expenses for these activities are now included in shared services and administrative costs, whereas previously they were included in business segment results. Accordingly, these expenses have been reclassified for the prior year periods in the above statements to provide a more meaningful comparison.

Fiscal year 2002 direct contribution to profit for the U.S. STM segment includes a charge to earnings of $5 million representing a write-off of two investments in an environmental remediation portal and database and an entrepreneurial informatics company. Intersegment sales are generally made at a fixed discount from list price. Shared services costs are not allocated, as they support the Company's worldwide operations. Corporate assets primarily consist of cash and cash equivalents, deferred tax benefits, and certain property and equipment. Export sales from the United States to unaffiliated international customers amounted to approximately $68.8 million, $75.6 million, and $74.3 million in fiscal years 2004, 2003, and 2002, respectively. The pretax income for consolidated international operations was approximately $41.9 million, $37.0 million, and $29.7 million in 2004, 2003, and 2002, respectively.

Worldwide revenue for the Company's core businesses was as follows:

DOLLARS IN THOUSANDS	2004	2003	2002
Professional/Trade	**$ 393,134**	$ 369,115	$ 292,054
Scientific, Technical, and Medical	**340,235**	308,554	276,510
Higher Education	**189,593**	176,302	165,832
Total	**$ 922,962**	$ 853,971	$ 734,396

Revenue from external customers based on the location of the customer and long-lived assets by geographic area was as follows:

	Revenue			Long-Lived Assets		
DOLLARS IN THOUSANDS	2004	2003	2002	2004	2003	2002
United States	**$ 567,341**	$ 524,394	$ 473,145	**$ 461,039**	$ 468,763	$ 446,103
United Kingdom	**67,821**	56,285	35,427	**61,712**	55,941	39,218
Germany	**57,018**	56,826	34,818	**138,311**	135,553	126,786
Australia	**34,241**	27,849	23,182	**6,699**	5,690	4,262
Canada	**33,918**	33,063	26,798	**2,097**	1,651	639
Other Countries	**162,623**	155,554	141,026	**1,742**	1,730	2,527
Total	**$ 922,962**	$ 853,971	$ 734,396	**$ 671,600**	$ 669,328	$ 619,535

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JOHN WILEY & SONS, INC.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2004 in conformity with U.S. generally accepted accounting principles.

As described in the "Goodwill and Other Intangible Assets" Note to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," as of May 1, 2002.

KPMG LLP

New York, New York
June 17, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF JOHN WILEY & SONS, INC.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-93691, 33-60268, 2-65296, 2-95104, 33-29372 and 33-62605 of John Wiley & Sons, Inc. (the "Company") of our report dated June 17, 2004, with respect to the consolidated statements of financial position of John Wiley & Sons, Inc. as of April 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2004.

Our report refers to the Company's adoption of the Statement of Financial Accounting Standards No. 142 as of May 1, 2002, as more fully described in the "Goodwill and Other Intangible Assets" Note to the consolidated financial statements.

KPMG LLP

New York, New York
July 12, 2004

SELECTED FINANCIAL DATA

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	For the years ended April 30 2004	2003	2002	2001	2000
Revenue	$ 922,962	$ 853,971	$ 734,396	$ 613,790	$ 606,024
Operating Income	129,379	120,261[a]	87,763[a][b]	95,424[b]	89,004[b]
Net Income	88,840[c]	87,275[a][c]	57,316[a][b]	58,918[b]	52,388[b]
Working Capital	17,641[d]	(60,814)[d]	(66,915)[d]	(82,564)[d]	(98,094)[d]
Total Assets	1,014,582	972,240	896,145	588,002	569,337
Long-Term Debt	200,000	200,000	235,000	65,000	95,000
Shareholders' Equity	415,064	344,004	276,650	220,023	172,738
Per Share Data					
Income Per Share					
Diluted	1.41[c]	1.38[a][c]	.91[a][b]	.93[b]	.81[b]
Basic	1.44[c]	1.42[a][c]	.94[a][b]	.97[b]	.85[b]
Cash Dividends					
Class A Common	.26	.20	.18	.16	.14
Class B Common	.26	.20	.18	.16	.13

(a) In the fourth quarter of fiscal year 2002 Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The amounts reported above include an unusual charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share in fiscal year 2003, and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

(b) At the beginning of fiscal year 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142: "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, amortization of goodwill and indefinite life intangibles is discontinued. Fiscal year 2002 includes amortization, which is no longer recorded of $9.6 million ($7.8 after-tax).

(c) In fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, equal to $0.05 per diluted share, related to the resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes. Fiscal year 2003 includes a one-time tax benefit of $12 million, equal to $0.19 per diluted share, relating to an increase in the tax-deductible net asset basis of a European subsidiary's assets.

(d) Working capital is reduced or negative as a result of including in current liabilities the deferred subscription revenue related to journal subscriptions for which the cash has been received and that will be recognized into income as the journals are shipped or made available online to the customer, or over the term of the subscription as services are rendered.

RESULTS BY QUARTER (UNAUDITED)

DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA	2004		2003	
Revenue				
First Quarter	$ 219.7		$ 206.4	
Second Quarter	228.9		223.0	
Third Quarter	242.4		221.2	
Fourth Quarter	232.0		203.4	
Fiscal Year	$ 923.0		$ 854.0	
Operating Income				
First Quarter[a]	$ 33.2		$ 30.7	
Second Quarter	36.9		35.9	
Third Quarter	43.9		36.9	
Fourth Quarter	15.4		16.8	
Fiscal Year[a]	$ 129.4		$ 120.3	
Net Income				
First Quarter[a]	$ 21.8		$ 20.0	
Second Quarter[b]	25.6		34.7	
Third Quarter[c]	31.3		24.2	
Fourth Quarter	10.1		8.4	
Fiscal Year[a][b][c]	$ 88.8		$ 87.3	
Income Per Share	DILUTED	BASIC	DILUTED	BASIC
First Quarter[a]	$ .35	$ .35	$ .32	$ .32
Second Quarter[b]	.41	.41	.55	.57
Third Quarter[c]	.50	.51	.39	.39
Fourth Quarter	.16	.16	.13	.13
Fiscal Year[a][b][c]	1.41	1.44	1.38	1.42

(a) The Company completed the relocation of its headquarters to Hoboken, New Jersey in the first quarter of fiscal year 2003. The amounts reported above include a charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share in fiscal year 2004.

(b) The second quarter of fiscal year 2003 includes a one-time tax benefit of $12 million, equal to $0.19 per diluted share, relating to an increase in the tax-deductible net asset basis of a European subsidiary's assets.

(c) In the third quarter of fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, equal to $0.05 per diluted share, related to the resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes.

QUARTERLY SHARE PRICES, DIVIDENDS, AND RELATED STOCKHOLDER MATTERS

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	CLASS A COMMON STOCK			CLASS B COMMON STOCK		
		Market Price			Market Price	
	Dividends	High	Low	Dividends	High	Low
2004						
First Quarter	$ .065	$ 27.21	$ 24.07	$ .065	$ 27.10	$ 24.13
Second Quarter	.065	28.26	25.80	.065	28.25	25.70
Third Quarter	.065	26.83	24.24	.065	26.77	24.40
Fourth Quarter	.065	31.58	26.28	.065	31.50	26.26
2003						
First Quarter	$ .050	$ 27.30	$ 19.61	$ .050	$ 27.31	$ 19.56
Second Quarter	.050	23.30	20.13	.050	23.20	20.20
Third Quarter	.050	24.20	21.27	.050	24.16	21.35
Fourth Quarter	.050	24.51	21.51	.050	24.60	21.64

As of April 30, 2004, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,184 and 138 respectively, based on the holders of record and other information available to the Company.

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $214 million was available for such restricted payments. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.

WILEY LEADERSHIP TEAM














(From top, left to right)

WILLIAM J. PESCE
ELLIS E. COUSENS
STEPHEN A. KIPPUR
WILLIAM J. ARLINGTON
TIMOTHY B. KING
GARY M. RINCK
RICHARD S. RUDICK

DEBORAH E. WILEY
WARREN FRISTENSKY
DR. JOHN JARVIS
CLIFFORD KLINE
BONNIE LIEBERMAN
STEPHEN M. SMITH
ERIC A. SWANSON




BOARD OF DIRECTORS

Warren J. Baker [3,4]
President
California Polytechnic State
University at San Luis Obispo

Larry Franklin [2,4]
Chairman of the Board
Harte-Hanks, Inc.

Matthew S. Kissner [3]
Executive Vice President
and Group President
Pitney Bowes Inc.

John L. Marion, Jr. [1,2,4]
Partner
Hendrie Investments LLC

Henry A. McKinnell [1,3]
Chairman and Chief Executive Officer
Pfizer Inc.

William J. Pesce [1]
President and Chief Executive Officer

William B. Plummer [2]
Vice President and Treasurer
Alcoa, Inc.

William R. Sutherland [2]
Private Consultant

Bradford Wiley II [4]

Peter Booth Wiley
Chairman of the Board

1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Governance Committee

CORPORATE OFFICERS

Peter Booth Wiley
Chairman of the Board

William J. Pesce
President and Chief Executive Officer

Ellis E. Cousens
Executive Vice President
Chief Financial and Operations Officer

Stephen A. Kippur
Executive Vice President and President
Professional/Trade

William J. Arlington
Senior Vice President
Human Resources

Timothy B. King
Senior Vice President
Planning and Development

Gary M. Rinck
Senior Vice President
and General Counsel

Richard S. Rudick
Senior Vice President and
General Counsel
(Retired July 31, 2004)

Deborah E. Wiley
Senior Vice President
Corporate Communications

Edward J. Melando
Vice President
Corporate Controller
Chief Accounting Officer

Josephine A. Bacchi
Corporate Secretary

Walter J. Conklin
Vice President and Treasurer

DIVISION AND SUBSIDIARY OFFICERS

Warren Fristensky
Senior Vice President
Information Technology
Chief Information Officer

Dr. John Jarvis
Senior Vice President, Europe
Managing Director
Wiley Europe Limited

Clifford Kline
Senior Vice President
Customer and Product Support
Operations

Bonnie Lieberman
Senior Vice President
and General Manager
Higher Education

Stephen M. Smith
Senior Vice President
International Development
Publishing Director
Professional/Trade
Wiley Europe Limited

Eric A. Swanson
Senior Vice President
and General Manager
Scientific, Technical, and Medical

Dr. Manfred Antoni
Managing Director
Wiley-VCH

Peter C. Donoughue
Managing Director
John Wiley & Sons
Australia, Ltd.

Mark Allin
Managing Director
John Wiley & Sons, Asia

Steven Miron
Vice President
John Wiley & Sons, Asia
General Manager, Global STM Books

Bill Zerter
Chief Operating Officer
John Wiley & Sons Canada, Ltd.

CORPORATE INFORMATION

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone • 800.368.5948
Email • info@rtco.com
Web site • www.rtco.com

Independent Public Accountants
KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting
To be held on Wednesday, September 15, 2004, at 9:30 A.M. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030-5774.

Form 10K
Available from J. Bacchi
Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Email • invest@wiley.com

Dividends
On June 17, 2004, the Board of Directors approved a quarterly dividend of $0.075 per share on both Class A Common and Class B Common shares, payable on July 19, 2004, to shareholders of record as of July 6, 2004.

Employment
John Wiley & Sons, Inc., is an equal opportunity employer.

Corporate Headquarters & Main Editorial Offices
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Telephone • 201.748.6000
Facsimile • 201.748.6088
Email • info@wiley.com
Web site • www.wiley.com

U.S. Distribution Center
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875-1272
Telephone • 800.225.5945
Facsimile • 732.302.2300
Email • custserv@wiley.com

U.S. Customer Care Operations
Trade & Wholesale
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875
Telephone • 800.225.5945
(Prompt 1)

Consumer
John Wiley & Sons, Inc.
10475 Crosspoint Blvd.
Indianapolis, IN 46256
Telephone • 800.434.3422

Consumer Technical Support
Telephone • 317.572.3994
(Prompt 2)

Canada
John Wiley & Sons Canada, Ltd
5353 Dundas Street West., Suite 400
Toronto, Ontario M9B 6H8
Canada
Telephone • 416.236.4433
Facsimile • 416.236.4447
Email • canada@wiley.com

Europe
Wiley Europe Limited
The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
Telephone • 44.1243.779777
Facsimile • 44.1243.775878
Email • customer@wiley.co.uk

Wiley-VCH
Boschstrasse 12
D-69469 Weinheim, Germany
Telephone 49.6201.6060
Facsimile 49.6201.606328
Email • info@wiley-vch.de

Australia
John Wiley & Sons
Australia, Ltd.
33 Park Road P.O. Box 1226
Milton, Queensland 4064
Australia
Telephone • 61.7.3859.9755
Facsimile • 61.7.3859.9715
Email • brisbane@johnwiley.com.au

Singapore
John Wiley & Sons (Asia) Pte. Ltd.
2 Clementi Loop #02-01
Singapore 129809
Telephone • 65.64632400
Facsimile • 65.64634604
Email • enquiry@wiley.com.sg.

This document is a publication of Wiley's Corporate Communications Department.

An electronic version of this report is available online at www.wiley.com. Quarterly earnings results will also be posted on the site on the day they are issued; anyone who wishes to receive a print copy of any of the quarterly earnings press releases should contact J. Bacchi at the address listed on this page.

Susan Spilka Corporate Communications Director • **Bernhardt Fudyma Design Group** Concept and Design • **Patrick Harbron** Portrait Photography • **Tanagraphics, Inc.** Printing